Exhibit 2.1

CONFIDENTIAL TREATMENT REQUESTED – CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN SEPARATELY FILED WITH THE COMMISSION.

*** INDICATES CONFIDENTIAL MATERIAL REDACTED AND SEPARATELY FILED WITH THE COMMISSION.

Asset Purchase Agreement

between

NXP B.V.

and

VIRAGE LOGIC CORPORATION

October 9, 2009

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8	INDEMNIFICATION		27

	8.1	Indemnification by Purchaser	27

	8.2	Indemnification by Seller	28

	8.3	Limitations on Indemnification; Exclusivity	28

	8.4	Termination of Certain Indemnifications and Representations and Warranties	29

	8.5	Claims Procedure	30

	8.6	Indemnified Person’s Right to Recover	35

	8.7	Mitigation of damages	35

9	TERMINATION		36

10	NON-SOLICITATION		37

	10.1	Non-solicit Seller	37

	10.2	Non-solicit Purchaser	37

11	ANNOUNCEMENTS AND CONFIDENTIALITY		37

	11.1	Announcements	37

	11.2	Confidentiality	38

12	OTHER PROVISIONS		38

	12.1	Further Actions Following Closing	38

	12.2	Survival	39

	12.3	Entire Agreement	39

	12.4	Amendment	39

	12.5	Extension; Waiver	39

	12.6	Assignment	40

	12.7	Third party rights	40

	12.8	Severability	40

	12.9	Costs	40

	12.10	Notices	41

	12.11	Precedence	42

	12.12	Counterparts	42

	12.13	Language	42

13	GOVERNING LAW; DISPUTE RESOLUTION; SUBMISSION TO JURISDICTION		42

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Annexes

Annex A	INTELLECTUAL PROPERTY TRANSFER AND LICENSE AGREEMENT
Annex B	UMBRELLA TRANSITIONAL SERVICES AGREEMENT
Annex C	TECHNOLOGY SERVICES AGREEMENT (WITH SUBCONTRACTOR ADDENDUM)
Annex D	MASTER LICENSE AGREEMENT
Annex E	SELLER’S WARRANTIES
Annex F	CLOSING ACTIONS
Annex G	LOCAL TRANSFER AGREEMENTS
Annex H	PURCHASER’S WARRANTIES
Annex I	VAT; TRANSFER TAXES
Annex J	EMPLOYEES
Annex K	RESTRICTIONS ON SHARES; REPURCHASE OPTION

Schedules*

DISCLOSURE SCHEDULE

SCHEDULE 1	TRANSFERRED CONTRACTS AND MOVEABLE ASSETS

SCHEDULE 2	CERTAIN ASSUMED LIABILITIES

SCHEDULE 3	INELIGIBLE LICENSEES

SCHEDULE 4	INELIGIBLE BUYERS

SCHEDULE 5	PURCHASE PRICE ALLOCATION

SCHEDULE 6	TERMS OF UMBRELLA TRANSITIONAL SERVICES AGREEMENT

SCHEDULE 7	[REQUIRED CONSENTS]

SCHEDULE 8	[LIST OF CERTAIN NODES AND LIBRARIES]

SCHEDULE 9	[LIST OF AUTOMATIC TRANSFER EMPLOYEES]

SCHEDULE 10	[LIST OF EMPLOYEES]

*	Omitted pursuant to Item 601(b)(2) to Regulation S-K. The registrant agrees to furnish supplementally a copy of any omitted schedule to the Commission upon request.

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ASSET PURCHASE AGREEMENT

THE UNDERSIGNED:

(1)	NXP B.V., a limited liability company incorporated in the Netherlands, with corporate seat in Eindhoven, the Netherlands, and address at High Tech Campus 60, Eindhoven, the Netherlands (“Seller”),

and

(2)	Virage Logic Corporation, a corporation incorporated under the laws of Delaware, USA, and having an address at 47100 Bayside Parkway, Fremont, California 94538, USA (“Purchaser”).

WHEREAS:

(A)	Seller has decided to disentangle and to dispose of certain parts of its Corporate Innovation & Technology division that are active in the field of design, maintenance and support of semiconductor IP blocks in the advanced CMOS domain.

(B)	Seller wishes to sell to Purchaser and Purchaser wishes to purchase from Seller the Operation Assets, including the Transferred Materials, and Purchaser wishes to assume the Assumed Liabilities, in each case on the terms and conditions set forth in this Agreement and the Intellectual Property Transfer and License Agreement.

(C)	On the Closing Date, the Parties will enter into the Intellectual Property Transfer and License Agreement in the form of Annex A, relating to the transfer and licensing of certain materials and intellectual property between the Parties in connection with the foregoing.

(D)	On the Closing Date, the Parties will enter into the Umbrella Transitional Services Agreement in the form of Annex B, relating to the provision of certain services by Seller to Purchaser.

(E)	On the Closing Date, the Parties will enter into the Technology Services Agreement in the form of Annex C, relating to the provision of certain services by Purchaser to Seller.

(F)	On the Closing Date, the Parties will enter into the Master License Agreement in the form of Annex D, relating to the licensing of certain materials and intellectual property by Purchaser to Seller.

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IT IS AGREED AS FOLLOWS:

1	INTERPRETATION

In this Agreement, unless the context otherwise requires, the provisions in this Article 1 apply throughout.

1.1	Definitions

Capitalised words, including those used in the preamble and recitals to this Agreement, shall have the following meanings ascribed to them:

“Affiliate” means, as to any Person, any other Person (1) with respect to which now or hereafter the ultimate parent of the first Person (for Seller being: NXP B.V.), directly or indirectly, holds more than fifty percent (50%) of the nominal value of the share capital issued or more than fifty percent (50%) of the voting power at general or special meetings of shareholders, or has the power to appoint and to dismiss a majority of the directors or (2) of which (or in which) the first Person now or hereafter holds an amount of the voting securities, other voting ownership or voting partnership interests sufficient to elect at least a majority of such other Person’s board of directors or other governing body (or, if there are no such voting interests, of which more than fifty percent (50%) of the equity interests are directly or indirectly owned or controlled by the first Person, by the first Person with one or more of its Affiliates or by one or more of the first Person’s other Affiliates); provided, however, that in no event shall any Divested Company or its Affiliates be considered an Affiliate of Seller; further provided, however, that, notwithstanding the foregoing proviso, for so long as Seller does not *** to *** of the *** (***), neither *** nor any of its controlled Affiliates (including *** but excluding any Person that would be *** if *** in *** were disregarded) shall be considered an Affiliate of Seller if the *** *** on *** is *** set forth in the *** thereto or *** as long as no other Person (other than controlled Affiliates of *** or Seller) is a *** and Seller.

“Aggregate Indemnification Cap” has the meaning set forth in clause 8.3.2.

“Agreement” means this agreement between Seller and Purchaser, including the annexes and schedules hereto.

“Ancillary Agreements” means the Intellectual Property Transfer and License Agreement, the Umbrella Transitional Services Agreement, the Local Transfer Agreements, the Seller Registered Intellectual Property Assignments, the Technology Services Agreement (with Subcontractor Addendum) and the Master License Agreement, and “Ancillary Agreement” means any one of them.

“Applicable Jurisdictions” means India and the states thereof, the Netherlands and the United States of America and the states thereof.

“Assumed Liabilities” means

(1) all Liabilities that, but for the transfer of the Transferred Contracts pursuant hereto, would accrue to, be performable by or arise for Seller under the Transferred Contracts after the Closing, other than any such Liabilities for breach or non-performance under the Transferred Contracts to

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the extent occurring from events arising before the Closing, which shall be retained by Seller; provided, however, that Assumed Liabilities shall not include any Liabilities with respect to any Transferred Contract that, by its terms, requires prior to assignment a consent to assignment unless and until a written consent thereto has been obtained; and

(2) Purchaser Employment-Related Liabilities;

and “Assumed Liability” means any one of them.

“Automatic Transfer Employees” means the persons listed in Schedule 9, who, as at the date hereof and at the Closing Date, are all persons employed by Seller or its Affiliates whose employment will transfer from Seller or its Affiliates to Purchaser or its Affiliates by operation of Law.

“Benefit Plan” has the meaning set forth in clause 6.4.1 of Annex E.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in either Amsterdam, the Netherlands, or New York, New York.

“Claim” has the meaning set forth in clause 8.5.1.

“Claims Notice” has the meaning set forth in clause 8.5.1.

“Closing” has the meaning set forth in clause 4.1.1.

“Closing Payment” has the meaning set forth in clause 3.1.2.

“Closing Proceedings” means the closing actions set out in Annex F.

“Closing Date” means the date and time at which the Closing takes place.

“Confidentiality Agreement” means the Confidentiality Agreement signed by Seller and Purchaser on February 23, 2009.

“Control Party” has the meaning set forth in clause 8.5.4(d).

“Contracts” means any contract, agreement, indenture, note, bond, loan, instrument, license, lease (including real and personal property leases), conditional sale contract, purchase or sales orders, mortgage, undertaking, commitment, understanding, undertaking, option, warrant, calls, rights or other enforceable arrangement or agreement, whether written or oral.

“Cooperating Party” has the meaning set forth in clause 8.5.4(d).

“Current Employees” has the meaning set forth in Section 2(a) of Annex J.

“Disclosure Schedule” means the disclosure schedule dated as of the date hereof and delivered by Seller to Purchaser prior to the execution and delivery of this Agreement.

“***” has the meaning set forth in the Intellectual Property Transfer and License Agreement.

“EDA Tooling Contracts” means the Contracts set forth in Section 2.1.7 of the Disclosure Schedule.

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“Employee Information” means the data relating to Employees and any records (including performance reviews) that are reasonably necessary to manage Employees after the Closing, the transfer of which to Purchaser by Seller would not be violation of any Law or any Contract to which Seller or its Affiliates is a party.

“Employees” means the persons listed in Schedule 10, and “Employee” means any one of them.

“Encumbrance” means any mortgage, pledge, hypothecation, right of others, adverse claim, security interest, encumbrance, title defect, title retention agreement, voting trust agreement, option, lien, charge, any hire purchase, lease or installment purchase agreement, right of first refusal, right of preemption or right to acquire, or other restriction or limitation, including any restriction on the right to vote, sell or otherwise dispose of the subject property, other than any restriction or limitation imposed by this Agreement or any of the Ancillary Agreements, but, for the avoidance of doubt, not including any interest of a licensee under a nonexclusive license or any interest of a lessor under a lease that is not a capital lease.

“Excluded Assets” means the following assets (whether tangible or intangible) or properties of Seller or any of its Affiliates:

(a)	all Moveable Assets sold or otherwise disposed of in the Ordinary Course of Business and not in violation of Section 6.2 during the period from the date hereof until the Closing Date;

(b)	all rights of Seller or any Affiliate of it under this Agreement and the Ancillary Agreements;

(c)	all Contracts that are not Transferred Contracts; and

(d)	all Seller’s Benefit Plans.

“Excluded Liabilities” means any and all Liabilities that are not included in the Assumed Liabilities, including (1) all Liabilities under Contracts that are not Transferred Contracts and (2) all Seller Employment-Related Liabilities.

“Governmental Authority” means any government or any agency, bureau, board, commission, court, department, official, political subdivision, tribunal or other instrumentality of any government, arbitral tribunal, multinational or multilateral organization or self-regulatory organization, whether supranational, federal, state or local, domestic or foreign, and including the European Union.

“ICC Rules” has the meaning set forth in Section 13.3.

“Indemnification Threshold” has the meaning set forth in clause 8.3.2.

“Indemnified Party” has the meaning set forth in clause 8.5.1.

“Indemnifying Party” has the meaning set forth in clause 8.5.1.

“Intellectual Property Transfer and License Agreement” means the Intellectual Property Transfer and License Agreement to be entered into by Seller and Purchaser at the Closing Date, the final form of which is attached hereto as Annex A.

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“Intellectual Property Rights” means the rights associated with the following: (i) patents, patent applications (including without limitation letters patent, industrial designs and inventor’s certificates) and design registrations and any patents issuing from such patent applications, and all foreign counterparts, reissues, divisions, renewals, reexaminations, extensions, provisionals, continuations, continuing prosecution applications and continuations-in-part of any of the foregoing; (ii) copyrights, copyrightable works, rights in databases, data collections, mask works, semiconductor rights, semiconductor right and mask work registrations and applications therefor and corresponding rights in works of authorship; (iii) all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith; (iv) trade secrets and other confidential or non-public information, whether or not patentable, including ideas, formulas, compositions, inventor’s notes, discoveries and improvements, know how, production processes and techniques, testing information, research and development information, inventions, invention disclosures, specifications, designs, plans and technical data; and (v) any intellectual property rights similar, corresponding or equivalent to any of the foregoing anywhere in the world.

“IP Block” means an electronic circuit representing a component of a larger system of circuits on an integrated circuit.

“Law” means the law of any jurisdiction, whether international, multilateral, multinational, national, federal, state, provincial, local or common law, any Order or any act, statute, ordinance, regulation, rule, extension order or code promulgated by a Governmental Authority.

“Liabilities” means any and all debts, liabilities and obligations of any kind, whether accrued or fixed, absolute or contingent, matured or unmatured, determined or undeterminable or on- or off-balance sheet, including those arising under any Law, Proceeding or Order and those arising under any Contract or otherwise.

“Local Transfer Agreement” means the agreements referred to in clause 2.1.2, the form of which for each Applicable Jurisdiction is included in Annex G.

“Losses” has the meaning set forth in clause 8.1.1.

“Master License Agreement” means the Master License Agreement to be entered into by Seller and Purchaser at the Closing Date, the final form of which is attached hereto as Annex D.

“Material Adverse Effect” has the meaning set forth in clause 5.2.9.

“Moveable Asset” means the tangible property set forth in Schedule 1.

“Open License Terms” means terms in any license that require as a condition of use, modification and/or distribution of a work:

(a)	the making available of source code or other materials preferred for modification, or

(b)	the granting of permission for creating derivative works, or

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(c)	the reproduction of certain notices, other than mere copyright or proprietary notices, or license terms in derivative works or accompanying documentation, or

(d)	the granting of a royalty-free license to any party under intellectual property rights, in each case with respect to the source code for the software owned by the party in which such work is combined.

“Operations” means those portions of Seller’s and Seller’s Affiliates’ Corporate Innovation & Technology division’s Process Library and Technology (PLT) group, IP and Architecture (IP&A) group, and Research group that are actively providing design, maintenance and support relating to the Transferred IP Blocks and Transferred Software for hardware semiconductor integrated circuit designs based on baseline advanced CMOS (90 nanometers and smaller) technology, as operated by Seller and its Affiliates as of the date hereof and as of the Closing Date.

“Operation Assets” means the Transferred Assets, the Transferred IPRs, Transferred Materials and Transferred Patents, and

“Operation Asset” means any of them.

“Order” means any decision, ruling, charge, order, writ, judgment, injunction, decree, stipulation, determination, award or binding agreement issued, promulgated or entered by or with any Governmental Authority.

“Ordinary Course of Business” means the conduct of the relevant business or activity in accordance with normal day-to-day customs, practices and procedures and consistent with past practice.

“Parties” means Seller and Purchaser collectively, and “Party” means any one of them, as the case may be.

“Permit” means any approval, authorization, consent, franchise, license, permit or certificate by any Governmental Authority.

“Person” means an individual, a company or corporation, a partnership, a limited liability company, a joint venture, a trust, other entity, organization or unincorporated association or a Governmental Authority.

“Proceeding” means any criminal, judicial, administrative or arbitral action, audit, charge, claim, complaint, demand, grievance, hearing, inquiry, investigation, litigation, mediation, proceeding, subpoena or suit, whether civil, criminal, administrative, judicial or investigative, whether public or private, commenced, brought, conducted or heard by or before, or otherwise involving, any Governmental Authority or mediator.

“Purchaser” has the meaning set forth in the preamble to this Agreement.

“Purchaser Common Stock” has the meaning set forth in Section 3.1.

“Purchaser Documents” means each agreement, document, instrument or certificate contemplated hereby or to be executed by Purchaser or its Affiliates in connection with the consummation of the Transaction, other than the Ancillary Agreements.

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“Purchaser Employment-Related Liabilities” means all Liabilities arising after the Closing with respect solely to or arising solely out of the employment, changes in working conditions or termination of employment by Purchaser of any Employee after the Closing.

“Purchaser Indemnified Person” has the meaning set forth in clause 8.2.1.

“Purchaser’s Warranties” means the representations and warranties set forth in Annex H.

“Registered Intellectual Property” means all Intellectual Property Rights that have been registered, certified or otherwise perfected by recordation with any Governmental Authority.

“Representation Indemnification Cap” has the meaning set forth in clause 8.3.2.

“Seller” has the meaning set forth in the preamble to this Agreement.

“Seller Documents” means each agreement, document, instrument or certificate contemplated hereby or to be executed by Seller or its Affiliates in connection with the consummation of the Transaction, other than the Ancillary Agreements.

“Seller Employment-Related Liabilities” means (1) any Liabilities arising from or with respect to the employment or termination of Employees or former employees of Seller or its Affiliates by Seller or any of its Affiliates or the performance of services by Employees or such former employees for Seller or any of its Affiliates, (2) any payments due to any Employees or former employees of Seller or its Affiliates or their respective beneficiaries at any time pursuant to any retention bonus arrangement or severance program or similar arrangement to which Seller or any of its Affiliates is a party that is in effect on or prior to the Closing, (3) any and all Liabilities under any employment Contracts, employee benefit Contracts, applicable Law and any of Seller’s Benefit Plans, including any accrued vacation, contributions required to be made to managers’ insurance funds, pension funds and further education funds and any amount required to be paid to the Employees or former employees of Seller or its Affiliates or their beneficiaries arising before Closing or incurred as a result of the Transaction, (4) any and all expenses incurred by Employees or former employees of Seller or its Affiliates or their respective beneficiaries up to Closing under Seller’s Benefit Plans, (5) any and all workers’ compensation and other similar statutory claims asserted by or with respect to any Employees or former employees of Seller or its Affiliates or their respective beneficiaries in respect of any injury or other compensable event or occupational illness or disease that occurred or is attributable to any event, state of facts or conditions that existed or occurred in whole on or prior to the Closing, (6) any and all Liabilities relating to persons who are employees of Seller or its Affiliates on or prior to the Closing who are not set forth in Schedule 9 but are transferred to Purchaser by operation of Law and (7) any amounts paid or payable under clause 6.2.7.

“Seller Indemnified Persons” has the meaning set forth in clause 8.1.1.

“Seller Registered Intellectual Property” has the meaning set forth in Section 9.1 of Annex E.

“Seller Registered Intellectual Property Assignments” means assignments evidencing the assignment by Seller to Purchaser of each item of Seller Registered Intellectual Property.

“Seller’s Warranties” means the representations and warranties set forth in Annex E.

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“Shares” has the meaning set forth in Section 3.1.

“Taxation” or “Tax” means all forms of taxation, whether direct or indirect, including, without limitation, income, gross receipts, windfall profits, VAT, severance, property, production, sales, use, levy, duty, license, excise, franchise, employment, withholding or similar taxes, (including social security, social insurance and payroll taxes), together with any interest, additions or penalties with respect thereto imposed by any Governmental Authority, Tax Authority or other authority responsible for the imposition, administration or collection of any Tax and any interest in respect of such additions or penalties.

“Tax Authority” means any taxing or other authority competent to impose any liability in respect of Taxation or responsible for the administration and/or collection of Taxation or enforcement of any Law in relation to Taxation.

“Technology Services Agreement” means the services agreement to be entered into by Seller and Purchaser at the Closing Date in the form attached hereto as Annex C.

“Third Party Consent” has the meaning set forth in clause 6.1.1.

“Transaction” means the sale, purchase and transfer of the Operation Assets and the assumption of the Assumed Liabilities, in each case pursuant to, and the other transactions contemplated by or referred to in, this Agreement.

“Transfer Taxes” has the meaning set forth in clause 4(a) of Annex I.

“Transferred Assets” has the meaning set forth in clause 2.1.1.

“Transferred Contracts” means the Contracts set forth in Schedule 1, and “Transferred Contract” means any one of them.

“Transferred IPRs” has the meaning set forth in the Intellectual Property Transfer and License Agreement.

“Transferred Materials” has the meaning set forth in the Intellectual Property Transfer and License Agreement.

“Transferred Patents” has the meaning set forth in the Intellectual Property Transfer and License Agreement.

“Transferred Software” has the meaning set forth in the Intellectual Property Transfer and License Agreement.

“Umbrella Transitional Services Agreement” means the umbrella transitional services agreement to be entered into by Seller and Purchaser at the Closing Date, the body of which shall be substantially in the form attached hereto as Annex B, providing for the services to be provided by Seller to Purchaser in accordance with Schedule 6.

“VAT” means any value added tax (belasting toegevoegde waarde) as provided for in the Netherlands VAT Act 1968 (Wet op de omzetbelasting 1968) or any replacement or other tax of a similar nature in any other jurisdiction.

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1.2	Terms Generally; Interpretation.

Except to the extent that the context otherwise requires:

1.2.1	when a reference is made in this Agreement to an Article, Section, Subsection, clause, Exhibit, Schedule, preamble or recitals, such reference is to an Article, Section, Subsection or clause of, an Exhibit or Schedule or the preamble or the recitals to, this Agreement unless otherwise indicated;

1.2.2	the table of contents and headings for this Agreement are for reference purposes only and do not affect in any way the meaning or interpretation of this Agreement;

1.2.3	the definitions contained in this Agreement are applicable to the other grammatical forms of such terms;

1.2.4	a reference to any legislation or to any provision of any legislation will include any modification, amendment or re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

1.2.5	if any action is to be taken by any Party pursuant to this Agreement on a day that is not a Business Day, such action will be taken on the next Business Day following such day;

1.2.6	references to a Person are also to its permitted successors and assigns;

1.2.7	unless indicated otherwise, mathematical calculations contemplated hereby will be made to the fifth decimal place, but payments will be rounded to the nearest whole cent (after aggregating all payments to such Party);

1.2.8	the contents of the Annexes and Schedules form an integral part of this Agreement and any reference to “this Agreement” shall be deemed to include the Annexes and Schedules;

1.2.9	no parol evidence will be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernable from a reading of this Agreement without consideration of any extrinsic evidence;

1.2.10	although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision will be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content); provided, however, that duplicative recovery shall not be permitted as a result of the same underlying circumstances;

1.2.11	the doctrine of election of remedies will not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the Transaction;

1.2.12	whenever used, (i) the words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation” and (ii) the words “hereof” and “herein” and similar words shall be construed as references to this Agreement as a whole and not limited to the particular Article, Section, clause or Schedule in which the reference appears; and

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1.2.13	any reference in this Agreement to any gender shall include all genders, and words importing the singular shall include the plural and vice versa.

1.3	Seller’s Knowledge

Any Seller’s Warranty qualified by the expression “to Seller’s knowledge”, “so far as Seller is aware” or any similar expression shall, unless otherwise stated, be deemed to refer to the knowledge of the persons identified in Section 1.3 of the Disclosure Schedule after reasonable inquiry.

1.4	Form of Books and Records

References to books, records or other information include books, records or other information in any form, including paper, electronically stored data, magnetic or optical media, film and microfilm.

1.5	Drafting Party

No provision of this Agreement shall be interpreted against, and no presumption or burden of proof will arise favoring or disfavouring, any Party solely as a result of the fact that such Party was responsible for the drafting of such provision. The Parties have participated jointly in the negotiation and drafting hereof; if any ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the Parties. No prior draft of this Agreement nor any course of performance or course of dealing will be used in the interpretation or construction hereof.

2	SALE, PURCHASE AND TRANSFER

2.1	Transferred Assets and Assumed Liabilities

2.1.1	On and subject to the terms and conditions of this Agreement, at the Closing Seller shall, and shall cause its relevant Affiliates specified in Schedule 5 to, against delivery of the Shares, sell, assign, transfer, convey and deliver to Purchaser (or any Affiliate of Purchaser specified in Schedule 5 or designated by Purchaser after the date hereof), and Purchaser shall (or shall cause one or more Affiliates of Purchaser designated by Purchaser and specified in Schedule 5) purchase, acquire and accept from Seller and its relevant Affiliates, all of the right, title and interest in, to and under the following assets, properties, rights and claims free and clear of all Encumbrances (other than the Encumbrances set forth on Section 5.2 of the Disclosure Schedule) (collectively, the “Transferred Assets”), in each case other than the Excluded Assets:

(a)	all Employee Information;

(b)	all Transferred Contracts;

(c)	all Moveable Assets; and

(d)	all rights, claims, causes of action and credits to the extent relating to any Operation Asset or any Assumed Liability.

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2.1.2	Also at the Closing, and subject to the terms and conditions of this Agreement and of the Intellectual Property Transfer and License Agreement, Seller and Purchaser shall enter into the Intellectual Property Transfer and License Agreement and consummate the transactions contemplated thereby to be consummated at the Closing, including the transfer and assignment of the Transferred Patents, Transferred IPRs and Transferred Materials by Seller to Purchaser.

2.1.3	The transfers of the Operation Assets owned by Seller or Seller’s relevant Affiliates incorporated in the Applicable Jurisdictions shall be effectuated per Applicable Jurisdiction through a Local Transfer Agreement by and between Seller’s relevant Affiliate and Purchaser or an Affiliate of Purchaser, as set forth per Applicable Jurisdiction in Annex G.

2.1.4	Notwithstanding anything to the contrary set forth herein, Purchaser will not acquire any right, title or ownership interest in any of the Excluded Assets.

2.1.5	At the Closing, Seller shall procure the transfer and Purchaser shall (or shall cause one or more designated Affiliates of Purchaser to) procure the acceptance of the transfer and the assumption, due and punctual payment, satisfaction, discharge, performance or fulfilment by Purchaser (or one or more of its designated Affiliates) of the Assumed Liabilities.

2.1.6	In the event of any claim against Purchaser or any of its Affiliates with respect to any of the Assumed Liabilities, each of Purchaser and each of its Affiliates shall have, and Seller hereby assigns, and shall cause its Affiliates to assign, to Purchaser and its Affiliates, any defense, counterclaim or right of setoff that would have been available to Seller, its Affiliates or the Operations if such claim had been asserted against Seller, its Affiliates or the Operations. Seller and Purchaser shall use their commercially reasonable efforts to take all actions necessary to be taken and avoid any omission or lapse of action necessary to be avoided by them, respectively, to prevent the assumption by Purchaser or any of its Affiliates and the transfer by Seller or its Affiliates of the Assumed Liabilities from expanding the rights or remedies of any Person against Purchaser or Seller or their respective Affiliates, officers, directors, employees, stockholders and advisors as compared to the rights and remedies that such Person would have had against such parties had Purchaser or its Affiliates not assumed the Assumed Liabilities.

2.1.7	Subject to the terms and conditions contained in Schedule 2, Seller and its relevant Affiliates shall assign, transfer, convey and deliver to Purchaser a portion of its rights to tokens, seats, products, software or services, and Purchaser or its Affiliates shall assume the Liabilities with respect to performance and payment obligations related to such rights arising after the Closing Date, under the EDA Tooling Contracts in relation to the seat licenses thereunder used by the Employees immediately before the Closing Date.

2.1.8	Notwithstanding anything contained in this Agreement to the contrary (and without implication that Purchaser is assuming any Liability of Seller or its Affiliates, any Liability related to the Operations or any Liability related to any of the Transferred Assets not expressly assumed hereunder), neither Purchaser nor any of its Affiliates is assuming, and none of them shall be required to pay, perform or discharge, any Excluded Liabilities. Seller shall, or shall cause its Affiliates to, pay, perform or discharge, or cause to be paid, performed or discharged, when due or required to be performed or discharged, or contest in good faith, the Excluded Liabilities. The Excluded Liabilities include:

(a)	All liabilities of Seller and Seller’s Affiliates for Taxes whenever arising, and all liabilities for Taxes relating to the Operations or Operation Assets or Assumed Liabilities to the extent that such Taxes arise from actions taken in or that relate to any period prior to the end of the Closing Date;

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(b)	all Liabilities related to the ownership, lease, license, operation, conduct or disposition by Seller or any of its Affiliates of the Operations, the Transferred Assets or the Transferred Contracts prior to the Closing;

(c)	all Seller Employment-Related Liabilities;

(d)	all Liabilities of Seller to any of its Affiliates;

(e)	all Liabilities related to, associated with or arising out of any Proceeding with respect to the conduct of the Operations, the Operation Assets or the Transferred Contracts prior to the Closing, whether such Proceeding is brought prior to, on or after the Closing;

(f)	all Liabilities relating to the Operations and arising out of or resulting from noncompliance on or prior to the Closing Date with any Laws, Orders, determinations, judgments or directives, whether legislatively, judicially or administratively promulgated; and

(g)	all legal, accounting, brokerage, investment banking and finder’s fees or other fees and expenses incurred by or on behalf of Seller or its Affiliates in connection with this Agreement or the Transaction.

2.2	Employees

2.2.1	The provisions of Annex J shall apply in respect of the Employees.

2.3	Singular liability and right to claim

2.3.1	Seller shall not claim or pursue a claim against Purchaser under any Ancillary Agreement in the event that the fact or circumstance giving rise to such claim is the subject of an indemnification Claim under the main body of this Agreement for which Seller is liable. In the event of Seller being found liable under the main body of this Agreement after a claim by Seller against Purchaser has been satisfied under the relevant Ancillary Agreement, Seller shall procure that Purchaser is reimbursed with the amount paid to Seller by Purchaser in respect of the relevant claim under the relevant Ancillary Agreement. For the avoidance of doubt, the exclusion of representations, warranties and indemnities set out in the various Ancillary Agreements will be entirely without prejudice to the representations, warranties and indemnities set out in this Agreement.

2.3.2

Seller and its relevant Affiliate shall deliver the Operation Assets to Purchaser or its designated Affiliates on the Closing Date. To the extent Seller or its relevant Affiliate themselves are in possession of the Operation Assets after the Closing Date, Seller shall cause delivery to occur by way of granting the representatives of Purchaser or its designated Affiliates access to those Operation Assets. To the extent the Operation Assets are in the possession of a third party after the Closing Date, Seller hereby assigns, and shall cause its relevant Affiliates to assign, its claims to the return of such Operation Assets

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against such third party to Purchaser or its designated Affiliates, and Purchaser hereby accepts such assignment. To the extent Purchaser or its designated Affiliates do not obtain possession of any Moveable Asset on the Closing Date, Seller shall, and shall cause its relevant Affiliates to, hold all such Moveable Assets for Purchaser in lieu of delivery with effect as of the Closing Date.

2.3.3	The risk of incidental loss or incidental deterioration of the Operation Assets passes to Purchaser at 12:01 a.m., New York time, on the Closing Date. The benefits and burdens of the Operation Assets shall accrue to Purchaser or its designated Affiliates at the same time.

2.4	Nonassignability of Assets

2.4.1	Notwithstanding anything to the contrary contained in this Agreement, to the extent that the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, sublease, assignment, transfer, conveyance or delivery of any Transferred Asset, or any claim or right or any benefit arising thereunder or resulting therefrom, is prohibited by any applicable Law or would require the authorizations, approvals, consents or waivers of any Governmental Authority or other third party, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such asset unless such failure causes a failure of any of the conditions to Closing set forth in clause 5.2.7, in which event the Closing shall proceed only if the failed condition is waived by the Party or Parties entitled to the benefit thereof, and in which case to the extent applicable the provisions of Section 6.1 will apply.

3	CONSIDERATION

3.1	Shares and Purchase Price

3.1.1	Subject to the terms and conditions hereof, at the Closing, in consideration of the sale, transfer and assignment of the Operation Assets (other than the Moveable Assets but including the Transferred Materials, the Transferred IPRs and the Transferred Patents transferred pursuant to Section 2.1 of the Intellectual Property Transfer and License Agreement) to Purchaser, Purchaser, on its own behalf and as applicable as agent for any of its designated Affiliates, as specified in Schedule 5, agrees to deliver to Seller 2,500,000 shares (the “Shares”) of common stock, par value $0.001 per share (“Purchaser Common Stock”), of Purchaser; provided that in the event of any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, merger, consolidation or other like change with respect to the Shares occurring before the Closing, such number of Shares shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, merger, consolidation or other like change. The Shares shall be subject to the restrictions and the repurchase option of Purchaser set forth in Annex K.

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3.1.2	Subject to the terms and conditions hereof, at the Closing, in consideration of the transfer of the Moveable Assets, Purchaser on its own behalf and, as applicable, as agent for any of its Affiliates, shall pay to Seller the amount of cash equal to (a) US$188,003 minus (b) the aggregate transfer value set forth in Schedule 1 for the items of Moveable Assets that are not transferred to Purchaser or an Affiliate of Seller at Closing (the “Closing Payment”). The Closing Payment shall be paid to Seller (or to such Person as Seller may direct) by wire transfer of immediately available funds to an account designated by notice to Purchaser by Seller at least five Business Days before the Closing Date.

3.2	Valuation

In respect of the Operation Assets (other than the Moveable Assets) sold, transferred and assigned by Seller to Purchaser or an Affiliate of Purchaser, Seller and Purchaser or its Affiliate, as the case may be, will ascribe to the Operation Assets sold or purchased by it, as the case may be, the number of Shares set forth in Schedule 5. In respect of the Moveable Assets sold, transferred and assigned by Seller or its Affiliates to Purchaser or an Affiliate of Purchaser under the Local Transfer Agreements, Seller or its Affiliates and Purchaser or its Affiliates, as the case may be, will ascribe to the Moveable Assets sold or purchased by it, as the case may be, the value set forth in Schedule 5, which value in respect of each Applicable Jurisdiction shall be set forth in the applicable Local Transfer Agreement. For Tax purposes, the aggregate valuation of the Operation Assets (other than the Moveable Assets) shall be the sum of the fair market value of the Shares determined as of the Closing Date and the Closing Payment.

3.3	VAT

The consideration given under this Agreement in respect of the sale of the Operation Assets (including the Moveable Assets) is exclusive of any VAT, in respect of which the provisions of Annex I shall apply. To the extent that VAT is chargeable (including with respect to any purchase price adjustment), Purchaser shall, against delivery of a valid VAT invoice (or equivalent, if any), be responsible for the payment of such VAT to Seller for remittance to the relevant Tax Authority in accordance with Annex I.

4	CLOSING

4.1	Date and place

4.1.1	Except as hereinafter provided, the closing of the Transaction (the “Closing”) shall take place at the offices of Jones Day at 222 East 41st St., New York, New York, United States of America, at 10:00 a.m. local time on the later of (1) November 1, 2009 and (2) the third Business Day following the satisfaction or waiver of the last of the conditions to the obligations of the Parties set forth in Article 5 (other than conditions that by their terms are not expected to be satisfied until the Closing Date, but subject to the fulfilment, written waiver by Seller (in the case of Section 5.1), or written waiver by Purchaser (in the case of Section 5.2) of those conditions on the Closing Date), or at such other time or on such other date or at such other place as Seller and Purchaser agree upon in writing.

4.1.2	All acts and proceedings to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and, except as permitted hereunder, no acts or proceedings shall be deemed taken nor any documents executed or delivered until all have been taken, executed and delivered.

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4.2	Closing Proceedings

At the Closing, the Parties shall perform the Closing Proceedings as set out in Annex F.

5	CONDITIONS TO CLOSING

5.1	Conditions to Obligations of Seller.

The obligations of Seller to consummate the Transaction will be subject to the satisfaction, or written waiver by Seller, at or before the Closing of each of the following conditions:

5.1.1	Accuracy of Representations and Warranties. Each of the representations and warranties of Purchaser contained herein that is qualified as to materiality or material adverse effect shall be true and correct at the date of this Agreement and as of the Closing Date with the same force as if made on and as of the Closing Date, and each of the other representations and warranties of Purchaser contained herein that is not so qualified shall be true and correct in all material respects at the date of this Agreement and at and as of the Closing Date (except, in each case, to the extent any such representation and warranty speaks as of a specific date, in which case such representation and warranty shall be true and correct, or true and correct in all material respects, as the case may be, as of such specific date).

5.1.2	Performance of Covenants. The covenants, obligations, conditions and agreements contained in this Agreement required to be performed or complied with by Purchaser on or before the Closing Date shall have been complied with in all material respects.

5.1.3	No Injunctions or Restraints; Illegality. No Order or other legal or regulatory restraint or prohibition preventing the consummation of the Transaction will be in effect, nor will any Proceeding brought by a Governmental Authority seeking any of the foregoing be pending or threatened. No action taken by any Governmental Authority, and no statute, rule, regulation or Order will have been enacted, entered, enforced or deemed applicable to the Transaction, which makes the consummation of the Transaction illegal.

5.1.4	Works Council. The Seller’s Works Council shall have rendered an advice in relation to the Transaction which is (a) positive and/or conditional with terms and conditions acceptable to the Parties or (b) negative and/or with terms and conditions not acceptable to the Parties, provided in the case of clause (b) that (1) one month has lapsed since the Seller’s Works Council has been notified that the Transaction will continue after the advice has been rendered and (2) either (A) the Works Council has not lodged an appeal with the Enterprise Chamber of the Amsterdam Court (Ondernemingskamer) in accordance with article 26 of the Dutch Works Councils Act or initiated summary proceedings or (B) such appeal or summary proceedings shall have failed.

5.1.5	Receipt of Closing Deliveries. Seller shall have received each of the other agreements, instruments and other documents required to have been delivered to it at or before the Closing as set forth in Article 1 of Annex F, and all such agreements, instruments and other documents will continue to be effective and will not have been revoked by the Persons executing same.

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5.1.6	Governmental Approvals. Purchaser and Seller and their respective Affiliates will have obtained from the Governmental Authorities regulating competition in the Applicable Jurisdictions the relevant approval, waiver, consent or deemed consent, if any, necessary for consummation of, or in connection with, the Transaction.

5.1.7	Material Adverse Effect. Since the date hereof, no event, circumstance or change shall have occurred that, individually or in the aggregate with one or more events, circumstances or changes, have had or reasonably would be expected to have a Material Adverse Effect on Purchaser.

5.2	Conditions to Obligations of Purchaser.

The obligations of Purchaser to consummate the transactions contemplated by this Agreement on the Closing Date shall be subject to the fulfillment, or written waiver by Purchaser, at or prior to the Closing, of each of the following conditions:

5.2.1	Accuracy of Representations and Warranties. Each of the representations and warranties of Seller contained herein that is qualified as to materiality or material adverse effect shall be true and correct at the date of this Agreement and at and as of the Closing Date, and each of the other representations and warranties of Seller contained herein that is not so qualified shall be true and correct in all material respects at the date of this Agreement and as of the Closing Date (except, in each case, to the extent any such representation or warranty speaks as of a specific date, in which case such representation or warranty shall be true and correct, or true and correct in all material respects, as the case may be, as of such specific date).

5.2.2	Performance of Covenants. The covenants, obligations, conditions and agreements contained in this Agreement required to be performed or complied with by Seller on or before the Closing Date shall have been complied with in all material respects.

5.2.3	No Injunctions or Restraints; Illegality. No Order or other legal or regulatory restraint or prohibition preventing the consummation of the Transaction will be in effect, nor will any Proceeding brought by a Governmental Authority seeking any of the foregoing be pending or threatened. No action taken by any Governmental Authority, and no statute, rule, regulation or Order will have been enacted, entered, enforced or deemed applicable to the Transaction, which makes the consummation of the Transaction illegal.

5.2.4	Works Council. The Seller’s Works Council shall have rendered an advice in relation to the Transaction which is (a) positive and/or conditional with terms and conditions acceptable to the Parties or (b) negative and/or with terms and conditions not acceptable to the Parties, provided in the case of clause (b) that (1) one month has lapsed since the Seller’s Works Council has been notified that the Transaction will continue after the advice has been rendered and (2) either (A) the Works Council has not lodged an appeal with the Enterprise Chamber of the Amsterdam Court (Ondernemingskamer) in accordance with article 26 of the Dutch Works Councils Act or initiated summary proceedings or (B) such appeal or summary proceedings shall have failed.

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5.2.5	Receipt of Closing Deliveries. Purchaser shall have received each of the other agreements, instruments and other documents required to have been delivered to it at or before the Closing as set forth in Article 2 of Annex F, and all such agreements, instruments and other documents will continue to be effective and will not have been revoked by the Persons executing same.

5.2.6	Employees. In respect of the Employee Information of Automatic Transfer Employees, Seller shall have notified such Employees of the Transaction, each such Employee shall have been given the opportunity to have data specified by him or her otherwise included in his or her Employee Information to be removed and to lodge an objection to the transfer of any data pertaining to him or her, and Seller shall not have disclosed to Purchaser any more data than necessary for the performance of the employment Contract applicable to each such Employee.

5.2.7	Approvals and Consents. The counterparties to Seller of the Contracts referenced in Section 2(h) of Annex F shall have consented to the assignment and delegation of the rights and obligations of Seller under such Contracts to Purchaser or its Affiliates or waived any right of termination or modification such counterparty would have if the Transaction is consummated.

5.2.8	Governmental Approvals. Purchaser and Seller and their respective Affiliates will have obtained from the Governmental Authorities regulating competition in the Applicable Jurisdictions the relevant approval, waiver, consent or deemed consent, if any, necessary for consummation of, or in connection with, the Transaction.

5.2.9	Material Adverse Effect. Since the date hereof, no event, circumstance or change shall have occurred, that individually or in the aggregate with one or more other events, circumstances or changes, have had or reasonably would be expected to have, a Material Adverse Effect on the Operations. “Material Adverse Effect” means a material adverse effect on the assets or condition of Purchaser (in the case of a Material Adverse Effect on Purchaser) or the Operations, Operation Assets or Assumed Liabilities (in the case of a Material Adverse Effect relating to the Operations); provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, such a material adverse effect: any adverse change, event, development, or effect to the extent resulting from or arising in connection with (1) changes in general business or economic conditions occurring after the date of this Agreement, (2) changes in national or international political or social conditions occurring after the date of this Agreement, including engagement by any Applicable Jurisdiction in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon any Applicable Jurisdiction or the territories, possessions or diplomatic or consular offices of any Applicable Jurisdiction or upon any military installation, equipment or personnel of any Applicable Jurisdiction, (3) any disruption in the financial, banking, or securities markets, or (4) changes in Law, rules, regulations, orders, or other binding directives issued by any Governmental Entity.

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6	ADDITIONAL AGREEMENTS

6.1	Obligation to Obtain Third Party Consents

6.1.1	The transfer of the Transferred Contracts by Seller or its relevant Affiliate to Purchaser or its relevant Affiliate may be subject to the prior approval of the other party to such contracts (the “Third Party Consent”). Without limiting Purchaser’s rights or Seller’s obligations under clause 5.2.7 or Section 2(h) of Annex F or limiting, modifying or otherwise affecting any representation or warranty of Seller under this Agreement, insofar as a Third Party Consent has not been obtained in relation to a Transferred Contract prior to the Closing Date, Purchaser and Seller or its relevant Affiliate shall use commercially reasonable efforts to obtain such Third Party Consent as soon as practicable after the Closing Date.

6.1.2	In connection with the obtaining of any Third Party Consent referred to in paragraph 6.1.1, Purchaser shall supply to Seller such information and references (under appropriate non-disclosure arrangements) regarding Purchaser as may be reasonably requested by Seller or any relevant third party for the purpose of obtaining Third Party Consents.

6.1.3	In respect of any Transferred Contract, from the Closing Date until the relevant Third Party Consent has been obtained as contemplated by paragraph 6.1.1 or in the event the Third Party Consent has been refused:

(a)	If and to the extent requested in writing by Purchaser following the Closing, Seller shall use its commercially reasonable efforts to obtain the consent of the other parties to any such Transferred Contract or any claim, right or any benefit arising thereunder for the assignment thereof to Purchaser or its relevant Affiliate, and Purchaser shall reasonably cooperate with such efforts;

(b)	Seller and Purchaser shall make such other arrangements between themselves to provide to Purchaser the full benefits of the Transferred Contract, including the enforcement at the cost and for the account of Purchaser of all rights of Seller against any other party thereto;

(c)	To the extent that Purchaser is lawfully and practically able to do so, and to the extent that Purchaser is receiving the full benefits of the Transferred Contract, Purchaser shall perform Seller’s or its relevant Affiliate’s obligations under the Transferred Contract as agent or sub-contractor and shall indemnify Seller or Seller’s Affiliates in respect thereof, and Seller authorizes Purchaser to perform all the obligations and/or receive all the benefits of Seller under the Transferred Contract and appoints Purchaser its attorney-in-fact to act in its name on its behalf with respect thereto; and

(d)	To the extent that Purchaser is not lawfully or practically able to perform Seller’s or its relevant Affiliate’s obligations under the Transferred Contract as agent or sub-contractor and to indemnify Seller or Seller’s Affiliates in respect thereof, Seller or its relevant Affiliates shall do all such things as Purchaser may reasonably require to enable due performance of the Transferred Contract and Purchaser shall indemnify Seller or Seller’s Affiliates in respect thereof.

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6.2	Conduct of Operations Prior to the Closing.

Unless Purchaser otherwise agrees in writing, and except to the extent set forth in Schedule 6.2 of the Disclosure Schedule or relating solely to Excluded Assets or Excluded Liabilities, between the date hereof and the Closing Date, Seller shall, and shall cause its Affiliates to, (w) use its commercially reasonable efforts to preserve in all material respects the relationships of the Operations with Persons having business dealings with it, including the Employees, and preserve the business organization and goodwill of the Operations, (x) conduct the Operations in the Ordinary Course of Business in all material respects and (y) prosecute and maintain all Seller Registered Intellectual Property in all material respects consistent with past practice and (z) not do any of the following:

6.2.1	sell, lease, license, Encumber, transfer, dispose of or cause or permit any Encumbrance to be placed on any Transferred Assets;

6.2.2	sell, lease, license, Encumber, transfer, dispose of or cause or permit any Encumbrance to be placed on any tangible or intangible assets or rights that are Transferred Patents, Transferred IPRs or Transferred Materials, other than as would be permitted pursuant to sublicense following the Closing under the Intellectual Property Transfer and License Agreement and subject to Seller’s compliance with the terms of such agreement as if such agreement were in effect, provided that the effectiveness of any terms required to be included in a license agreement pursuant to the Intellectual Property Transfer and License Agreement may be conditioned upon consummation of the Transaction;

6.2.3	terminate or modify any Transferred Contract or enter into any Contract that would be used primarily in the Operations;

6.2.4	enter into any transactions or Contracts with Seller or Seller’s Affiliates that relate primarily to the Operations;

6.2.5	settle or compromise any Proceeding pending or threatened, or waive any right that could be a basis for Seller’s initiating a Proceeding, relating to any of the Operation Assets, the Assumed Liabilities or the Operations;

6.2.6	make any change in the level of compensation or benefits under any Benefit Plan to any Employees, terminate any Employees or hire any person primarily for the Operations or who could be an Automatic Transfer Employee;

6.2.7	pay any bonus, increased salary or special remuneration to, or modify the terms of any agreements relating to, any Employee (except (i) in accordance with the existing terms of applicable Benefit Plans or, to the extent required by Law, this Agreement or any other Contract existing on the date hereof or (ii) for special bonuses payable in the amounts and to the Employees as set forth in clause 6.2.7 of the Disclosure Schedule or to other Employees not set forth in clause 6.2.7 of the Disclosure Schedule);

6.2.8	adopt or enter into any Contract that would be a Benefit Plan, amend any Benefit Plan or employment contract with any Employee or enter into, adopt, extend (beyond the Closing Date), renew, enter into or amend any collective bargaining agreement or other contract with any labor organization, union or association, except in each case as required by Law or with respect to any person who is not, and will not become, an Employee;

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6.2.9	change the character or nature of the Operations;

6.2.10	make an assignment for the benefit of creditors, or admit in writing its inability to pay its debts as they become due, or file a voluntary petition for bankruptcy, or file any petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, dissolution or similar relief under any present or future Law, or file any answer admitting the material allegations of a petition filed against Seller in any such proceeding, or seek or consent to or acquiesce in the appointment of any trustee, receiver or liquidator of Seller, or of all or any substantial part of the properties of Seller, or take any action requiring the dissolution or liquidation of Seller; and

6.2.11	agree to take any action or actions prohibited by any of the foregoing clauses 6.2.1 through 6.2.10 or any other action that if taken could reasonably be expected to cause any representation or warranty of Seller contained in this Agreement to be untrue or incorrect or that could reasonably be expected to prevent the satisfaction of any condition favoring Purchaser set forth in Annex F.

6.3	Access to Information.

6.3.1	From the date hereof until the Closing at reasonable times during normal business hours, upon requests for access from time to time by a senior manager of Purchaser designated by Purchaser to a senior manager of Seller designated by Seller, Seller shall, and shall cause its Affiliates and their respective senior management to, (1) afford the officers, employees and authorized agents and representatives of Purchaser and its Affiliates access to the properties and books and records (including Contracts) relating to the Operations as Purchaser may from time to time reasonably request; and (2) provide Purchaser, its Affiliates and their officers, employees and authorized agents and representatives with access to all of Seller’s and its Affiliates’ officers, employees, counsel and accountants of or providing services relating to the Operations, the Operation Assets or the Assumed Liabilities as Purchaser may from time to time reasonably request; provided that any information regarding the Operations or Operations Assets heretofore or hereafter obtained from Seller shall be subject to the terms of the Confidentiality Agreement, and such information shall be held in confidence by Purchaser, its Affiliates and their respective representatives in accordance with the terms of the Confidentiality Agreement. Seller shall, and shall cause its Affiliates to, assist Purchaser and its Affiliates in making such investigation and shall cause its counsel, accountants, consultants and other non-employee representatives to be reasonably available to Purchaser and its Affiliates for such purposes.

6.3.2

After the Closing Date, Seller and Purchaser shall, and shall cause their respective Affiliates to, provide to each other and to their respective officers, employees, counsel, accountants and other representatives, upon request, reasonable access for inspection and copying of all information and documents existing as of the Closing Date and relating to the Operations, the Operation Assets or the Assumed Liabilities, and shall make their respective personnel reasonably available for interviews, depositions and testimony in any

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legal matter concerning the Transaction, the operations or activities relating to the Operations, the Operation Assets or the Assumed Liabilities and as otherwise may be necessary or advisable to enable the party requesting such assistance to (1) comply with any reporting, filing or other requirements imposed by any Governmental Authority; (2) assert or defend any Proceeding or allegation in any Proceeding, other than Proceedings or allegations that one Party has asserted against the other; or (3) subject to clause (2) above, perform its obligations under this Agreement. The Party requesting such information or assistance shall reimburse the other Party for all reasonable and necessary out-of-pocket costs and expenses incurred by such Party in providing such information and in rendering such assistance. The access to information and documents contemplated by this clause 6.3.2 shall be during normal business hours and upon reasonable prior notice and shall be subject to such reasonable limitations as the Party having custody or control thereof may impose to preserve the confidentiality of information contained therein.

6.3.3	The provisions of this Section 6.3 shall not limit, modify or otherwise affect any representation or warranty of Seller or Purchaser under this Agreement.

6.4	Further Actions Prior to Closing

6.4.1	Until the Closing the Parties shall, and shall cause their Affiliates to, use commercially reasonable efforts to cause and facilitate the prompt satisfaction of all conditions set forth herein, and to consummate and make effective the Transaction as promptly as practicable, including by defending against any Proceedings, by challenging this Agreement or the consummation of the Transactions and by seeking to have vacated or reversed, on a nonappealable basis, any preliminary injunction, temporary restraining order, stay or other legal restraint or prohibition entered or imposed by any court or other Governmental Authority that is not yet final.

6.4.2	Without limiting clause 6.4.1, each of Purchaser and Seller shall, and shall cause its Affiliates to, (a) take commercially reasonable actions necessary to comply promptly with all legal requirements or the requirements of any works council or union which may be imposed on it and to notify the Social Economic Council (Sociaal-Economische Raad) with respect to the consummation of the Transaction, (b) promptly cooperate with and furnish documents or information to any Party necessary in connection with any such requirements imposed upon such other Party in connection with the consummation of the Transaction, (c) take commercially reasonable actions necessary to obtain (and shall cooperate with the other parties hereto in obtaining) any Permit from, or any registration, declaration or filing with, any Governmental Entity or works council, required to be obtained or made in connection with the taking of any action contemplated by this Agreement and (d) use commercially reasonable efforts to obtain as promptly as practicable any Permits required by Law or otherwise for Purchaser and/or one or more of its designated Affiliates to conduct the Operations following the Closing and to own the Operation Assets.

6.4.3

Each of Purchaser and Seller shall, or shall cause their respective Affiliates to, promptly after the execution of this Agreement, and in any event no later than 10 Business Days from the date of this Agreement, apply for or otherwise seek, and use all commercially

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reasonable efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Transaction, including the consents of the counterparties set forth in Section 2(h) of Annex F. Nothing in this Agreement shall (a) require Purchaser to expend any sum, make a financial commitment or grant or agree to any concession to any third Person, in each case that is additional to or broader than Seller’s financial commitment, grant or agreement to any concession to any such third Person as of the date hereof, to obtain any such consent, approval or waiver or (b) require Purchaser to pay any of the relevant counterparties a “consent fee” in consideration for their consent.

6.5	Notification

6.5.1	During the period from the date of this Agreement until the earlier of the Closing or the termination of this Agreement pursuant to Article 9, (1) Seller shall notify Purchaser promptly after becoming aware of any matter hereafter arising or any information obtained after the date hereof that, if existing, occurring or known at or prior to the date of this Agreement, would have been required to be set forth or described in the Disclosure Schedule or that is required to be disclosed in order that such schedule be complete and correct and (2) each Party shall notify the other Party promptly of the occurrence or non-occurrence of any event whose occurrence or non-occurrence would be likely to cause (A) any representation or warranty made by it in this Agreement to be untrue or inaccurate in any material respect, (B) any condition in favor of the other Party set forth herein to be unsatisfied in any material respect, or (C) any material failure of the first Party or any of its Affiliates or any of their respective representatives to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

6.5.2	The provisions of this Section 6.5 shall not limit, modify or otherwise affect any representation or warranty of Seller or Purchaser under this Agreement.

7	WARRANTIES

7.1	Seller’s Warranties

7.1.1	Seller represents and warrants to Purchaser that Seller’s Warranties:

(a)	are true and accurate as at the date hereof; and

(b)	shall, save as otherwise expressly provided in Seller’s Warranties, also be true and accurate as at Closing.

7.1.2	Purchaser acknowledges and agrees that Seller makes no representation or warranty as to the accuracy of any forecasts, estimates or projections howsoever provided to Purchaser on or prior to the date hereof. Purchaser acknowledges that no representations or warranties, express or implied, have been given or are given other than Seller’s Warranties as qualified by the Disclosure Schedule and any representations or warranties made by Seller in the Ancillary Agreements and Seller Documents.

7.1.3	The applicability of Sections 7:17 and 7:23 of the Netherlands Civil Code is hereby excluded.

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7.2	Seller’s Disclosures

7.2.1	Seller’s Warranties are subject to, and Seller shall not be liable for, any matter to the extent fairly disclosed in the Disclosure Schedule with specific reference to the applicable item of Seller’s warranties or otherwise as reasonably apparent from a fair reading of the Disclosure Schedule.

7.3	Purchaser’s Warranties

7.3.1	Purchaser represents and warrants to Seller that Purchaser’s Warranties:

(a)	are true and accurate as at the date hereof; and

(b)	shall, save as otherwise expressly provided in Purchaser’s Warranties, also be true and accurate as at Closing.

7.4	Tax Warranties and Indemnity

The provisions of Annex I shall apply in respect of obligations of the Parties relating to VAT and Transfer Taxes.

8	INDEMNIFICATION

8.1	Indemnification by Purchaser

8.1.1	Subject to the limitations set forth in this Article 8, effective at and after the Closing, Purchaser shall indemnify and hold Seller and its Affiliates, and each of their respective officers, directors, employees, stockholders, agents, representatives, attorneys, successors and assigns (collectively, the “Seller Indemnified Persons”) harmless from and against any and all losses, Liabilities, damages, claims, suits, settlements, royalties, costs and expenses, including costs of investigation, settlement and defense and reasonable legal fees, court costs and any interest costs or penalties (each individually a “Loss” and collectively “Losses”) that a Seller Indemnified Person may at any time suffer or incur, or become subject to, arising out of, resulting from or caused by:

(a)	any breach of any representation or warranty made by Purchaser in or pursuant to this Agreement, the Intellectual Property Transfer and License Agreement or any Purchaser Document required hereunder to be delivered at Closing, provided that in determining (1) whether any representation or warranty was inaccurate or breached or (2) the amount of Loss in respect of any breach of any representation or warranty, any materiality or material adverse effect qualification contained in such representation or warranty, other than Section 1.1 or Article 3 of Annex H, will be ignored in all respects;

(b)	Purchaser’s or any of its Affiliates’ ownership or conduct of the Operation Assets or Operations following the Closing, except to the extent Seller is obligated to indemnify Purchaser under Section 8.2;

(c)	any failure by Purchaser or any of its Affiliates to perform or fulfill any of the covenants or agreements required to be performed by it under this Agreement, the Intellectual Property Transfer and License Agreement or any Purchaser Document required hereunder to be delivered at Closing; and

(d)	any Assumed Liabilities.

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8.2	Indemnification by Seller

8.2.1	Subject to the limitations set forth in this Article 8, effective at and after the Closing, Seller shall indemnify and hold Purchaser and its Affiliates, and each of their respective officers, directors, employees, agents, representatives, attorneys, successors and assigns (collectively, the “Purchaser Indemnified Persons”) harmless from and against any and all Losses that a Purchaser Indemnified Person may at any time suffer or incur, or become subject to, arising out of, resulting from or caused by:

(a)	any breach of any representation or warranty made by Seller in or pursuant to this Agreement, the Intellectual Property Transfer and License Agreement and any Seller Document required hereunder to be delivered at Closing, provided that in determining (1) whether any representation or warranty was inaccurate or breached or (2) the amount of Loss in respect of any breach of any representation or warranty, any materiality or material adverse effect qualification contained in such representation or warranty, other than Section 1.1 of Annex E, will be ignored in all respects;

(b)	any failure by Seller to perform or fulfill any of the covenants or agreements required to be performed by it under this Agreement, the Intellectual Property Transfer and License Agreement or any Seller Document required hereunder to be delivered at Closing;

(c)	any Excluded Liabilities; and

(d)	the employment or termination of the employment of any Person (other than the Employees) whose employment is transferred to the Purchaser in relation to the Transaction pursuant to the acquired rights directive (EU Directive 77/187 and 98/50) and articles 7:662 to 7:666 of the Dutch Civil Code.

8.3	Limitations on Indemnification; Exclusivity.

8.3.1	Notwithstanding any other provision to the contrary, the right of a Person indemnified hereunder to indemnification under this Article 8 arising out of any matter shall not be diminished or otherwise adversely affected in any way as a result of such Person’s knowledge of such matter as of the date hereof (regardless of whether such knowledge exists as a result of the Person’s investigation, or, in the case of a claim by a Purchaser Indemnified Person, it had such knowledge as a result of disclosure by Seller or any of its Affiliates or, in the case of a claim by a Seller Indemnified Person, it had such knowledge as a result of disclosure by Purchaser or any of its Affiliates) unless such disclosures were set forth in this Agreement (including the Disclosure Schedule).

8.3.2

Neither Purchaser nor Seller shall be liable to indemnify any Seller Indemnified Person or Purchaser Indemnified Person, respectively, for any Losses described in clause 8.1.1(a) or 8.2.1(a), respectively, unless the aggregate amount of such Losses exceeds $100,000 (the “Indemnification Threshold”), provided, however, that for the purpose of determining whether the Indemnification Threshold has been exceeded for the purpose of this clause 8.3.2, claims (when aggregated with (1) all related claims and (2) all claims arising out of

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the same facts and circumstances) involving Losses of $25,000 or less shall be excluded. Seller’s and Purchaser’s aggregate liability for any Losses claimed under clause 8.2.1(a) (other than claims based on breach of the representations or warranties set forth in Sections 5.1 or 9.6 of Annex E) or clause 8.1.1(a), respectively, shall not exceed $*** (the “Representation Indemnification Cap”); provided, however, that Seller’s aggregate liability for any Losses claimed under clause 8.2.1(a) (including claims for breach of the representations or warranties set forth in Sections 5.1 or 9.6 of Annex E) shall not exceed $*** (the “Infringement Indemnification Cap”); provided further, however, that any breach of any representation or warranty set forth in Section 5.2 or 9.3 of Annex E will not be subject to either the Representation Indemnification Cap or the Infringement Indemnification Cap. For the avoidance of doubt, in no event shall Seller’s aggregate liability for all Losses described in clause 8.2.1(a) (other than any Losses related to a claim for breach of any representation or warranty set forth in Section 5.2 or 9.3 of Annex E) exceed the $***.

8.3.3	Neither Seller nor Purchaser shall be liable for any Loss consisting of indirect, incidental, consequential or exemplary damages, provided, however, that any damages awarded in a trial or arbitration to a third party shall not be regarded to be indirect, incidental, consequential or exemplary damages.

8.3.4	In no event shall the limitations on indemnification or the Indemnification Threshold provided in clause 8.3.2 apply to indemnification with respect to those matters listed in clauses 8.2.1(b) through 8.2.1(d) and clauses 8.1.1(b) through 8.1.1(d), as to which there shall be no limit on recovery for indemnification, and the Purchaser Indemnified Persons, in the case of clauses 8.2.1(b) through 8.2.1(d), and the Seller Indemnified Persons, in the case of clauses 8.1.1(b) through 8.1.1(d), shall be entitled to recover all Losses from dollar one with no time limit for recovery thereof.

8.3.5	Other than as set forth in clause 2.3.2, Article 10 or Article 11, the indemnification rights set forth in this Article 8, subject to the limitations of liability set forth in this Section 8.3, the termination and alternative remedy provisions in Section 8.4 and the claims-making procedure set forth in Section 8.5 shall be the sole recourse and exclusive remedy of Purchaser Indemnified Persons and Seller Indemnified Persons for any Losses under this Agreement in the event the Transaction is completed.

8.3.6	Notwithstanding anything to the contrary contained in this Agreement, nothing herein will prevent any Person indemnified hereunder from bringing a Proceeding for fraud or intentional misrepresentation against any Person, including any Indemnifying Party, whose fraud or intentional misrepresentation has caused such indemnified Person to incur Losses or has limited the Losses recoverable by such indemnified Person in such Proceeding or limit any remedy under such Proceeding.

8.4	Termination of Certain Indemnifications and Representations and Warranties

8.4.1

The obligations to indemnify and hold harmless any Purchaser Indemnified Person pursuant to clause 8.2.1(a) or any Seller Indemnified Person pursuant to clause 8.1.1(a) shall terminate on the date that is 18 months after the Closing Date; provided, however,

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that Seller’s obligation to indemnify and hold harmless Purchaser Indemnified Persons for any breach of Section 5.1 of Annex E shall terminate on the date that is six months after the Closing Date; provided further, however, that Seller’s obligation to indemnify and hold harmless Purchaser Indemnified Persons for any breach of Sections 5.2 and 9.3 of Annex E shall terminate on the date that is 42 months after the Closing Date. Such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Person to be indemnified shall have, before the expiration of such period, previously made a Claim by delivering a Claims Notice pursuant to Section 8.5 to the Party to be providing the indemnification until the resolution of such Claim.

8.5	Claims Procedure

All claims for indemnification under this Article 8 shall be asserted and resolved as follows:

8.5.1	As soon as reasonably practicable after any Person entitled to be indemnified pursuant to Section 8.1 or 8.2 desires to claim (a “Claim”) a Loss that it believes is indemnifiable by any Party liable therefor (the “Indemnifying Party”) under Section 8.1 or 8.2, Seller shall deliver to Purchaser (on behalf of itself or a Seller Indemnified Person, in the case of a Loss subject to Section 8.1) or Purchaser shall deliver to Seller (on behalf of itself or a Purchaser Indemnified Person, in the case of a Loss subject to Section 8.2) notice of such claim (a “Claims Notice” and the Party delivering a Claims Notice an “Indemnified Party”). A Claims Notice shall not be effective unless it expressly specifies, or it is reasonably apparent from the document, that it is a notice for indemnification hereunder. A Claims Notice shall describe the Claim in reasonable detail and shall indicate the amount (estimated to the extent feasible, if necessary) of the Loss that has been or may be suffered by the Persons indemnified hereunder. No delay in or failure to give a Claims Notice by an Indemnified Party will adversely affect any of the other rights or remedies that it has under this Agreement or alter or relieve the Indemnifying Party of its obligations to indemnify the Persons indemnified hereunder in respect of such Claim, except and to the extent that such delay or failure has materially prejudiced the Indemnifying Party, in which event the amount of the Indemnifying Party’s liability for the Claim shall be reduced to the extent of such material prejudice.

8.5.2	If (1) a Claim does not involve a third-party action or claim being asserted against or sought to be collected from the Person indemnified hereunder and (2) the Indemnifying Party delivers written notice (an “Objection Notice”) to the Indemnified Party stating the Indemnifying Party’s objection to all or a portion of the Claim and describing the grounds for such objection in reasonable detail within 45 days following the Indemnifying Party’s receipt of the applicable Claims Notice (the “Objection Period”), then the Parties will undertake the following procedures:

(a)

If the Objection Notice objects only to a portion of the Claim set forth in the Claims Notice, then the portion of the Claim set forth in the Claims Notice as to which the Objection Notice states no objection (the “Uncontested Claim Portion”) shall be conclusively deemed a liability of the Indemnifying Party under Section 8.1 or 8.2, and the Indemnifying Party shall pay by wire transfer of immediately available funds

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the amount of the Uncontested Claim Portion to the Indemnified Party on demand or, in the case of any notice in which the amount of the Uncontested Claim Portion (or any portion thereof) is estimated, on such later date when the amount of such Uncontested Claim Portion (or such portion thereof) becomes finally determined.

(b)	If an Objection Notice objects to the entirety or any portion of the Claim set forth in the Claims Notice, then the Parties shall undertake the procedure set forth in Section 13.2. If the Parties pursuant to such procedure agree upon their respective rights with respect to such Claim, the Parties shall prepare and sign a memorandum setting forth such agreement and, within 10 Business Days of entering into such memorandum, the Indemnifying Party will deliver to the Indemnified Party by wire transfer of immediately available funds the amount agreed to be delivered to the Indemnified Party in the memorandum. If no such agreement can be reached pursuant to such procedure, either the Indemnified Party or the Indemnifying Party may bring an action against the other to resolve the dispute in accordance with Sections 13.3 to 13.8.

8.5.3	If (a) a Claim does not involve a third-party action or claim being asserted against or sought to be collected from the Person indemnified hereunder and (b) the Indemnifying Party does not deliver an Objection Notice pursuant to clause 8.5.2, then the Claim specified by the Indemnified Party in such notice shall be conclusively deemed a liability of the Indemnifying Party under Section 8.1 or 8.2, and the Indemnifying Party shall pay by wire transfer of immediately available funds the amount of such Claim to the Indemnified Party on the Business Day immediately following the Objection Period described in clause 8.5.2 or, in the case of any notice in which the amount of the Claim (or any portion thereof) is estimated, on such later date when the amount of such Claim (or such portion thereof) becomes finally determined.

8.5.4	Third-party claims

(a)

Subject to clause 8.5.4(c), if a Claim involves a third-party action or claim being asserted against or sought to be collected from a Person indemnified hereunder that (1) claims solely (and continues to claim solely) monetary damages or claims (and continues to claim) both money damages and equitable relief against the Person indemnified hereunder that cannot be severed, where the claims for money damages are the primary claims asserted by the third party and (x) the claims for equitable relief are incidental to the claims for money damages and such equitable relief, if reasonably expected to be awarded, would not be reasonably expected to be material to the Person indemnified hereunder and (y) any defenses or counterclaims asserted by the Indemnifying Party do not impair the defense of the Person indemnified hereunder with respect to any claims for equitable relief against the Person indemnified hereunder, (2)(A) claims monetary damages that are subject to the Representation Indemnification Cap that, when aggregated with all Claims of Purchaser Indemnified Persons (in the case of a Claim against Seller) or Seller Indemnified Persons (in the case of a Claim against Purchaser) that (x) are the subject of any outstanding Claims Notice or have been paid by Seller (in the case of a

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Claim against Seller) or Purchaser (in the case of a Claim against Purchaser) and (y) are subject to the Representation Indemnification Cap, are less than the Representation Indemnification Cap or (B) claims monetary damages that are subject to the Infringement Indemnification Cap that, when aggregated with all Claims of Purchaser Indemnified Persons (in the case of a Claim against Seller) or Seller Indemnified Persons (in the case of a Claim against Purchaser) that (x) are the subject of any outstanding Claims Notice or have been paid by Seller and (y) are subject to the Infringement Indemnification Cap, are less than the Infringement Indemnification Cap and (3) does not involve a Person or Affiliate of a Person that is one of the 20 highest-revenue customers, in the most recent fiscal year for which such revenue information is available preceding the time the third-party action or claim is asserted, of the Person indemnified hereunder or any of its Affiliates (subclauses (1), (2) and (3) being the “Conditions”), then the Indemnifying Party shall have the right to assume and control, at its own expense through counsel of its own choosing, the defense and settlement of the third party action or claim. If the Indemnifying Party elects to assume control of such defense and settlement, the Indemnifying Party shall within 20 days (or sooner, if the nature of the matter so requires) notify the Indemnified Party of its intent to do so. If the Indemnifying Party declines to control such defense or settlement, the Indemnifying Party shall within 20 days (or sooner, if the nature of the matter so requires) notify the Indemnified Party, whereupon the Indemnified Party will assume and control the defense and settlement of the action or claim. If the Indemnifying Party fails to defend or, after commencing or undertaking any such defense or settlement, fails to pursue or withdraws from such defense or settlement, or the Conditions are no longer met, then the Indemnified Party shall assume and control the defense or settlement of the action or claim through counsel of its own choosing.

(b)	Subject to clause 8.5.4(c), if the Conditions are not satisfied, then the Indemnified Party shall have the right to control the defense or settlement of the third party action or claim; provided that, in addition to its rights as a Cooperating Party under clauses 8.5.4(d) and (e) and subject to clause 8.5.4(f) below, the Indemnifying Party shall have the right to meaningfully participate in the strategies, tactics and direction of such defense or settlement of such third party action or claim. If the Indemnified Party elects to assume control of such defense and settlement, the Indemnified Party shall within 20 days (or sooner, if the nature of the matter so requires) notify the Indemnifying Party of its intent to do so. If the Indemnified Party declines to control such defense or settlement, the Indemnified Party shall within 20 days (or sooner, if the nature of the matter so requires) notify the Indemnifying Party, whereupon the Indemnifying Party will assume and control the defense and settlement of the action or claim.

(c)	Notwithstanding clause 8.5.4(a) and clause 8.5.4(b), in the event of any claim for indemnification resulting from or in connection with a claim, demand or Proceeding by a third party relating to infringement or misappropriation of Licensed IPRs, where Seller is the Indemnifying Party, Seller shall have the right to assume and control the defense and settlement thereof at its expense by providing written notice to Purchaser within 20 days.

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(d)	In respect of any third-party action or claim, the party controlling the defense and settlement thereof hereunder (the “Control Party”) shall conduct such defense and settlement in a manner reasonably satisfactory and effective to protect fully the Person indemnified hereunder (if the Indemnified Party is not the Control Party) or the Indemnifying Party (if the Indemnifying Party is not the Control Party) (the Party that is not the Control Party being the “Cooperating Party”) and, to the extent desired by the Control Party or required by clause 8.5.4(b), with the participation of the Cooperating Party. The Cooperating Party shall, at the expense of the Cooperating Party, cooperate in the defense of a third-party action or claim or prosecution of a counterclaim with respect thereto, which cooperation shall include, to the extent reasonably requested by the Control Party, the retention, and the provision to the Control Party, of books, records, documents and information reasonably relevant to such third-party action or claim, and making employees of the Cooperating Party available on a mutually convenient basis to provide additional information and explanation of any materials provided hereunder. Notwithstanding the preceding sentence, the Cooperating Party shall have no obligation to provide any document or information to the Control Party that is subject to protective order or is covered by attorney-client, attorney work product or similar privileges unless the Parties have entered into a joint defense or similar agreement or the joint defense doctrine otherwise applies to the relationship of Parties in respect of the third-party claim or action.

(e)	The Control Party may consent to any settlement, compromise or discharge of any third-party action or claim, and the Cooperating Party shall agree to any settlement, compromise or discharge of any third-party action or claim that the Control Party may recommend, in each case that, by its terms, discharges the Cooperating Party and its Affiliates from the full amount of liability in connection with such third-party action or claim; provided, however, that the Control Party shall not without the written consent of the Cooperating Party consent to, and the Cooperating Party shall not be required to agree to, the entry of any judgment or enter into any settlement that

(i)	provides for injunctive or other non-monetary relief affecting the Cooperating Party or any Affiliate of the Cooperating Party;

(ii)	does not include as a term thereof, which is neither conditioned on the performance of any action by the Cooperating Party nor conditioned on the payment of any amount by the Cooperating Party, the giving of a general release from all liability with respect to such action or claim by each claimant or plaintiff to each Cooperating Party that is the subject of such action or claim;

(iii)	includes a finding or admission or a violation of law or violation of the rights of any person by the Cooperating Party or any of its Affiliates; or

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(iv)	includes a finding or admission that could adversely affect any other claims made or threatened against the Cooperating Party or any of its Affiliates.

Without the consent of the Cooperating Party, no settlement, compromise or discharge of any third-party action or claim shall be determinative of the amount of Losses that are indemnifiable pursuant to this Article 8 with respect to such matter; provided, however, that if the Cooperating Party had initially elected to assume control of the defense and settlement of such action or claim and had subsequently failed to pursue or had withdrawn from such defense or settlement, then any settlement, compromise or discharge permitted by the preceding sentence shall constitute Losses that are indemnifiable pursuant to this Article 8.

(f)	The Cooperating Party shall have the right to employ its own counsel, at its own expense, and such counsel may participate in such action or claim, provided that the Control Party shall in any event control the defense or settlement of the action or claim. The Cooperating Party shall have the right to receive copies of all pleadings, notices, communications and other information with respect to the third-party action or claim and the Control Party shall inform the Cooperating Party of and concerning any settlement discussions with respect to the third-party action or claim. Notwithstanding the preceding sentence, the Control Party shall have no obligation to provide any document or information to the Cooperating Party that is subject to protective order or is covered by attorney-client, attorney work product or similar privileges unless the Parties have entered into a joint defense or similar agreement or the joint defense doctrine otherwise applies to the relationship of the Parties in respect of the third-party claim or action. If the Control Party is an Indemnified Party and has complied with the requirements of this clause (f) and the proviso in the first sentence of clause 8.5.4(b), if applicable, the fees, expenses and other costs, including of counsel, incurred by the Control Party of conducting any defense, counterclaim or discussion of compromise or settlement shall be deemed a Loss to the Control Party that is indemnifiable hereunder.

(g)	Notwithstanding any of the foregoing, any Person indemnified hereunder may, at any time before the Indemnifying Party’s delivery of the notice referred to in clause 8.5.1, file any motion, answer or other pleadings or take any other action that such Person reasonably believes to be necessary or appropriate to protect its interests; provided that such indemnified Person may not admit liability, settle, offer to settle with respect to, or take any other action that may prejudice the defense of, any Proceeding for which indemnification may be sought hereunder without the prior written consent of the Indemnifying Party.

(h)	The failure of the Indemnified Party to participate in, conduct or control the defense of any third-party action or claim shall not relieve the Indemnifying Party of any obligation it may have hereunder. Any defense costs required to be paid by the Indemnifying Party shall be paid as incurred, promptly against delivery of invoices therefor.

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8.5.5	The indemnification obligations of each Party under this Article 8 shall inure to the benefit of each Seller Indemnified Person and Purchaser Indemnified Person on the same terms as are applicable to Seller and Purchaser, respectively.

8.6	Indemnified Person’s Right to Recover

8.6.1	Prior to recovery from the Indemnifying Party

If, before the Indemnifying Party pays an amount in discharge of any Claim by an Indemnified Party under this Agreement, the Person indemnified hereunder receives insurance proceeds or otherwise recovers from a third party a sum that indemnifies or compensates such Person (in whole or in part) in respect of the Loss which is the subject matter of the Claim, any actual recovery (less any reasonable costs incurred in obtaining such recovery) shall reduce or satisfy, as the case may be, such Claim to the extent of such recovery.

8.6.2	Following recovery from the Indemnifying Party

If the Indemnifying Party has paid an amount in discharge of any Claim under this Agreement and the relevant Person indemnified hereunder receives insurance proceeds or otherwise recovers or is entitled to recover from a third party a sum that indemnifies or compensates such Person (in whole or in part) in respect of the Loss which is the subject matter of the Claim, the Indemnified Party shall, or (if the Person indemnified hereunder is not the Indemnified Party) shall use commercially reasonable efforts to cause such Person to, pay to the Indemnifying Party as soon as practicable after such receipt an amount equal to the lesser of (a) such proceeds (reduced by the present value of any incremental costs of any increase in premiums related to such proceeds) and (b) the amount previously paid by the Indemnifying Party to such Person.

8.7	Mitigation of damages

8.7.1	If an Indemnified Party is the beneficiary of an insurance policy applicable to the subject matter of a Claim, the Indemnified Party shall use commercially reasonable efforts to file a claim under such policy for such subject matter. Any indemnification obligation of an Indemnifying Party hereunder in respect of such Claim shall be deferred until such insurance claim has been processed and resulted in a payment or rejection of such claim, but in no event for not more than one year from the filing of such insurance claim, to the extent of the recovery reasonably expected by the Indemnified Party from such insurance claim.

(a)	If the Indemnified Party has not received insurance proceeds in respect of such insurance claim on or before the anniversary of the filing of such insurance claim, the Indemnifying Party shall be obligated to fulfill its indemnification obligation.

(b)	If the Indemnified Party has received insurance proceeds in respect of such insurance claim on or before the anniversary of the filing of such insurance claim and such proceeds are less than the amount of the Indemnifying Party’s indemnification obligation, the Indemnifying Party shall be obligated to fulfill promptly its indemnification obligation to the extent of the difference between its indemnification obligation and such proceeds.

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8.7.2	If the Indemnifying Party fulfils its indemnification obligation pursuant to clause 8.7.1(a) or 8.7.1(b), the Indemnified Party shall take such actions as are reasonably requested by the Indemnifying Party to subrogate to the Indemnifying Party any rights of recovery under such insurance claim.

9	TERMINATION

9.1	This Agreement may be terminated and the Transaction abandoned at any time prior to the Closing (except as limited as to time in clause 9.1.4 below):

9.1.1	by the mutual written consent of Seller and Purchaser;

9.1.2	by Purchaser, if Seller shall have breached any representation, warranty or covenant contained herein and (1) such breach shall not have been cured within 30 days after Purchaser’s notice to Seller of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (2) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in clauses 5.2.1, 5.2.2 or 5.2.9 to be satisfied; provided, however, that the termination right under this clause 9.1.2 shall not be available to Purchaser if Purchaser is at that time in material breach of this Agreement);

9.1.3	by Seller, if Purchaser shall have breached any representation, warranty or covenant contained herein and (1) such breach shall not have been cured within 30 days after Seller’s notice to Purchaser of such breach (provided, however, that no such cure period shall be available or applicable to any such breach which by its nature cannot be cured) and (2) if not cured at or prior to the Closing, such breach would result in the failure of any of the conditions set forth in clauses 5.1.1, 5.1.2 or 5.1.7 to be satisfied; provided, however, that the right to terminate this Agreement under this clause 9.1.3 shall not be available to Seller if Seller is at that time in material breach of this Agreement);

9.1.4	by Seller or Purchaser, if the Closing shall not have occurred prior to the date that is 180 days after the date hereof, provided that the Party seeking termination pursuant to this clause is not then in material breach of any of its representations, warranties or covenants contained in this Agreement and provided, however, that the right to terminate this Agreement under this clause 9.1.4 shall not be available to any Party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur prior to such date; or

9.1.5	by Purchaser or Seller if (1) there is a final non-appealable order of any court in effect preventing consummation of the Transaction, or (2) there is any statute, rule, regulation or order enacted, promulgated or issued or deemed applicable to the Transaction by any Governmental Authority that would make consummation of the Transaction illegal.

Any Party desiring to terminate this Agreement pursuant to clauses 9.1.2 to 9.1.5 shall give notice of such termination to the other Party.

9.2	Effect of Termination. Upon any termination hereof pursuant to Section 9.1, no Party hereto shall thereafter have any further liability or obligation hereunder, except that (1) the Confidentiality

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Agreement shall survive in accordance with its terms and Section 9.2, Article 11, Sections 12.3 through 12.13 and Article 13 shall survive such termination and (2) no such termination shall relieve any Party hereto of any liability for any willful breach of any term hereof prior to the date of such termination.

10	NON-SOLICITATION

10.1	Non-solicit Seller

Seller agrees that, for a period of two (2) years from the Closing Date, it shall not, and shall cause its Affiliates not to, without the prior written consent of Purchaser, directly or indirectly, solicit, encourage or induce to terminate an existing employment or consulting relationship with any Employee.

10.2	Non-solicit Purchaser

Purchaser agrees that, except as provided by this Agreement or the Ancillary Agreements, for a period of two (2) years from the Closing Date, it shall not, and shall cause its Affiliates not to, without the prior written consent of Seller, directly or indirectly, solicit, encourage or induce to terminate an existing employment or consulting relationship with any employee of Seller or its Affiliates holding a managerial position at Closing. The foregoing restrictions shall not preclude Purchaser or its Affiliates from hiring or entering into a consulting agreement with any such employee who (x) initiated discussions with Purchaser or its Affiliates that ultimately lead to the hiring of or entering into a consulting agreement with such employee without being directly or indirectly solicited to do so by Purchaser or its Affiliates, (y) approached Purchaser or its Affiliates in response to a general solicitation in newspapers or other media not targeted towards employees of Seller or its Affiliates or (z) was terminated by Seller or any of its Affiliates prior to the commencement of discussions with Purchaser or its Affiliates.

11	ANNOUNCEMENTS AND CONFIDENTIALITY

11.1	Announcements

No communications to the public or press releases relating to this Agreement, the Ancillary Agreements and the Transaction shall be made by any Party unless such release or statement is previously agreed upon in writing by Seller and Purchaser or is required under any applicable Law or the rules and regulations of any recognised stock exchange on which the shares of a Party are listed. If any applicable Law or the rules and regulations of any recognised stock exchange on which the shares of a Party are listed requires the issuance of any communication or press release, the Party subject to such requirement shall endeavour to consult with the other Party and take into account its comments prior to issuing any such communication or press release. Without limitation of the Parties rights under the preceding sentence, Seller acknowledges that Purchaser intends to file publicly this Agreement and certain of the Ancillary Agreements, including the Intellectual Property Transfer and License Agreement, the Master License Agreement and the Technology Services Agreement, pursuant to Laws promulgated by the Securities and Exchange Commission of the United States (“SEC”). Subject to its obligations under applicable Law, Purchaser agrees to request confidential treatment for this Agreement or

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any Ancillary Agreements or portions thereof that are filed with the SEC and are reasonably specified by Seller, and will work and consult with Seller in preparing such confidential treatment request.

11.2	Confidentiality

11.2.1	The terms of the Confidentiality Agreement are hereby incorporated herein by reference and shall continue in full force and effect and survive the Closing, except that the obligations of Purchaser under the Confidentiality Agreement in respect of information relating exclusively to the Operations (including the information contained herein, the information in the Schedules, information relating to the Operation Assets or Assumed Liabilities and the information delivered to Purchaser or its authorized representatives pursuant hereto) shall terminate at the Closing. If this Agreement is, for any reason, terminated prior to the Closing, the Confidentiality Agreement shall nonetheless continue in full force and effect in all respects.

11.2.2	Subject to and effective as of the Closing, the Confidentiality Agreement will be hereby amended so that (1) all information concerning the Operations that was Evaluation Material of Seller, its Affiliates and their respective Representatives (as defined in the Confidentiality Agreement) will be deemed to be Evaluation Material of Purchaser, and Seller will be deemed to be the Receiving Party and Purchaser the Disclosing Party (each as defined in the Confidentiality Agreement) in respect of such information and (2) Section 7 of the Confidentiality Agreement will not apply to such information.

11.3	The Parties acknowledge and agree that any remedy at Law for any breach of the provisions of this Article 11 would be inadequate and that, notwithstanding Article 13, each Party shall have the right to seek from any court an injunction or other equitable relief in order that a breach or threatened breach of this Article 11 may be effectively restrained.

12	OTHER PROVISIONS

12.1	Further Actions Following Closing

12.1.1	From and after the Closing Date, each of the Parties shall, and shall cause its Affiliates to, execute and deliver such documents and other information and take such further actions as may be reasonably required to carry out the provisions of this Agreement and the Ancillary Agreements as promptly as practicable. If any Party (or any of its Affiliates) following the Closing shall have in its possession any asset or right that under this Agreement should have been delivered to the other, such Party shall promptly deliver or caused to be delivered such asset or right to the other. If any Party (or any of its Affiliates) following the Closing shall have in its possession any asset or right that under this Agreement should not have been delivered to such Party, such Party shall promptly deliver or caused to be delivered such asset or right to the other.

12.1.2

Seller hereby constitutes and appoints, effective as of the Closing Date, Purchaser and its successors and assigns as its true and lawful attorneys in fact in connection with the Transaction, with full power of substitution, in the name and stead of Seller but on behalf of and for the benefit of Purchaser and its successors and assigns, to demand and receive

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any and all of the Operation Assets hereby conveyed, assigned, and transferred or intended so to be, and to give receipt and releases for and in respect of the same and any part thereof, and from time to time to institute and prosecute, in the name of Seller or otherwise, for the benefit of Purchaser or its successors and assigns, proceedings at law, in equity, or otherwise, which Purchaser or its successors or assigns reasonably deem necessary, proper or advisable in order to assign, collect, reduce to possession or endorse any of the Operation Assets and to do all acts and things in relation to the Operation Assets which Purchaser or its successors or assigns reasonably deem desirable, including filing any affidavits of use in commerce with any applicable Governmental Authority and all reasonably necessary assignments of the Transferred Patents, Transferred IPRs and Transferred Materials, to the extent such assignments are not completed as of the Closing Date.

12.1.3	Seller shall, and shall cause its Affiliates to, reasonably cooperate with Purchaser following the Closing, upon written request by Purchaser, to take, or cause to be taken, by Purchaser all actions and do, or cause to be done, all things necessary, proper, or advisable to assign to Purchaser or its designated Affiliate the Operation Assets other than the Transferred Patents, Transferred IPRs and Transferred Materials.

12.2	Survival

Except as otherwise expressly provided in this Agreement, each covenant hereunder shall survive the Closing indefinitely or in accordance with its limiting terms, if any.

12.3	Entire Agreement.

This Agreement, the Confidentiality Agreement, the Ancillary Agreements, the Purchaser Documents, the Seller Documents and the other documents, instruments and other agreements specifically referred to herein or therein or delivered pursuant hereto or thereto, including all exhibits and schedules hereto and thereto, constitute the entire agreement of the Parties hereto with respect to the subject matter hereof and supersede all prior agreements, term sheets, letters of interest, correspondence (including e-mail) and undertakings, both written and oral, between Seller, on the one hand, and Purchaser, on the other hand, with respect to the subject matter hereof, except for the Confidentiality Agreement, which will continue in full force and effect, and will survive any termination of this Agreement, in accordance with its terms.

12.4	Amendment

Subject to applicable Law and except as provided in Schedule 2, the Parties hereto may amend this Agreement at any time only in accordance with an instrument in writing signed on behalf of each of the Parties hereto.

12.5	Extension; Waiver

Any Party may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties made to such Party herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein. Any agreement on the part of a Party to any such extension or waiver will be valid only if set forth in an instrument in writing signed on behalf of such Party. Without limiting

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the generality or effect of the preceding sentence, no delay in exercising any right under this Agreement will constitute a waiver of such right, and no waiver of any breach or default will be deemed a waiver of any other breach or default of the same or any other provision in this Agreement.

12.6	Assignment

Neither this Agreement nor any right, interest or obligation under this Agreement may be assigned or delegated by any Party by operation of Law or otherwise without the prior written consent of the other Party, and any attempt to do so will be void, provided, however, that either Party may assign and delegate any or all of its rights, interests and obligations under this Agreement to any Affiliate, or to a purchaser or acquiror of all or substantially all of the business or assets of Purchaser and its Affiliates, whether by merger, reorganization, consolidation, amalgamation, sale of stock or assets, as long as any such Affiliate, purchaser or acquiror agrees in writing to be bound by all of the terms, conditions and provisions contained in this Agreement, but no such assignment or delegation will relieve such Party of its obligations under this Agreement if such assignee does not perform such obligations; further provided, however, that neither Party may assign or delegate its rights, interests and obligations under this Agreement if such assignment or delegation would result in the Parties’ liability for VAT or other Taxes arising from the Transaction being greater than such liability would be had such assignment or delegation not occurred.

12.7	Third party rights

Except as provided in Article 8, this Agreement is for the sole benefit of the Parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or will confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

12.8	Severability

If any term or provision of this Agreement or the application of any such term or provision to any Person or circumstance is held by final judgment of a court of competent jurisdiction or arbiter to be invalid, illegal or unenforceable in any situation in any jurisdiction, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect. If the final judgment of such court or arbitrator declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree to (a) reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases and (b) replace any invalid, illegal or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the original intention of the invalid, illegal or unenforceable term or provision.

12.9	Costs

Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement shall be borne by the Party incurring such costs and expenses, whether or not the Transaction is consummated.

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12.10	Notices

12.10.1	Notices. All notices, deliveries and other communications pursuant to this Agreement will be in writing and will be deemed given if delivered personally, telecopied, by globally recognized express delivery service to the Parties at the addresses set forth below or to such other address as the Party to whom notice is to be given may have furnished to the other Party in writing in accordance herewith. Any such notice, delivery or communication will be deemed to have been delivered and received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of telecopy, on the Business Day after the day that the Party giving notice receives electronic confirmation of sending from the sending telecopy machine, and (c) in the case of a globally recognized express delivery service, on the Business Day after the day that the Party giving notice deposits such notice with such service with instructions for next Business Day delivery.

if to Seller, to:

Name:	NXP B.V.

Address:	High Tech Campus 60, 5656 AG Eindhoven

Country:	The Netherlands

Fax:	+31 40 27 29658

Email:	guido.dierick@nxp.com

Attention:	Guido Dierick, General Counsel

if to Purchaser to:

Name:	Virage Logic Corporation

Address:	47100 Bayside Parkway, Fremont, California 94538

Country:	U.S.A.

Fax:	+1-510-360-8078

Email:	brian.sereda@viragelogic.com

Attention:	Brian Sereda, Chief Financial Officer

with a copy (which will not constitute notice) to:

Name:	Jones Day

Address:	1755 Embarcadero Rd., Palo Alto, California 94303

Country:	U.S.A.

Fax:	+1-650-739-3900

Attention:	Daniel R. Mitz & Spencer Simon

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12.11	Precedence

In the event of a conflict between, on the one hand, the provisions of the Local Transfer Agreements, or any other agreements and documents relating to the transfer to Purchaser (or relevant Affiliate of Purchaser) of the Operations, the Operation Assets and Assumed Liabilities, and, on the other hand, the provisions of this Agreement (excluding the Local Transfer Agreement and said other agreements and documents), the provisions of this Agreement shall prevail, unless the provisions of the Local Transfer Agreements or said other agreements and documents explicitly provide that they prevail over this Agreement.

12.12	Counterparts

This Agreement may be executed in one or more counterparts, and by each of the Parties hereto in separate counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement by telecopy or by electronic delivery in Adobe Portable Document Format or other electronic format based on common standards will be effective as delivery of a manually executed counterpart of this Agreement.

12.13	Language

This Agreement and all documents and notices issued under the terms of this Agreement shall be in the English language. Any translation into another language is for the convenience of the Parties only.

13	GOVERNING LAW; DISPUTE RESOLUTION; SUBMISSION TO JURISDICTION

13.1	This Agreement and each Ancillary Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York applicable to contracts entered into and performed under the laws of the State of New York, without giving effect to such laws whose application would result in the application of the laws of another jurisdiction.

13.2	Each Party may from time to time give notice to the other Party of any dispute, controversy or claim that the first Party believes arises out of or relates to this Agreement or any Ancillary Agreement (including any dispute regarding a Claim or the negotiation, execution or performance hereof or of the Transaction). The Parties shall cause respective executives of them of at least vice-president level to meet and confer to attempt to resolve such dispute, controversy or claim. Such meet-and-confer shall occur from time to time at places or by telephone conference and at times mutually convenient to such executives during a period of 30 days after notice. After such meet-and-confer has occurred, either Party may initiate arbitration of such dispute, controversy or claim pursuant to Section 13.3.

13.3

(a) Any claims or causes of action arising out of or in connection with this Agreement (“Disputes”) that relate to any Patent matter that is within the jurisdiction of the United States Court of Appeals for the Federal Circuit will be brought solely in the federal court in the Southern District of New York or, if said court lacks subject matter jurisdiction, then in the Supreme Court of the State of New York, County of New York. Each Party hereby

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submits to the personal jurisdiction and venue of such courts and agrees to receives service of process at its address set forth herein. (b) With respect to all Disputes, arbitration shall apply as set forth below, provided that this Section 13.3 shall not preclude a Party from pursuing an action in any court of competent jurisdiction for the sole purpose of obtaining injunctive or similar relief. If Disputes are raised that fall within both the foregoing clauses (a) and (b), the Parties will resolve the Disputes falling within clause (a) first, and then proceed with the remaining Disputes under clause (b). This Section 13.3 shall not preclude a Party from pursuing an action in any court of competent jurisdiction for the sole purpose of obtaining injunctive or similar relief. The Parties agree that a final or the unappealed judgment of any Disputes under clause (a) (a “Final Judgment”) may be submitted to any court of competent jurisdiction within the Netherlands, that such Final Judgment may be enforced by such court, and that neither Party will object to the enforcement by such court of such Final Judgment. Alternatively, a Final Judgment may be taken by the prevailing party to the arbitrator handling any Disputes under clause (b). The arbitrator’s sole authority with respect to such Final Judgment shall be to verify the authenticity of the judgment and to make a verbatim copy (without addition or deletion) of said judgment as his own award. The prevailing Party shall be entitled to recover the costs and expenses it incurred to the arbitrator. For all other disputes, controversies or claims arising out of or relating to this Agreement or any Ancillary Agreement, as the case may be (including relating to the existence, validity or termination of such agreements) or any alleged breach thereof (including Claims between the Parties relating to any Losses arising out of or related to third party claims) or relationship created thereby that is not resolved through the procedure described in Section 13.2 shall be resolved exclusively by arbitration under the auspices, and in accordance with the Rules of Arbitration, of the International Chamber of Commerce then in effect (“ICC Rules”). Any arbitration shall be heard in The City of New York before one arbitrator, and all proceedings and submissions shall be in English.

13.4	The arbitrator shall be selected by agreement of the Parties; provided, however, that if the parties are unable to agree to an arbitrator within 30 days after notice by a Party of its intent to seek arbitration hereunder, the arbitrator shall be selected according to the ICC Rules; further provided, however, that notwithstanding the ICC Rules, the arbitrator (a) may be a citizen of the Netherlands or the United States of America and (b) must be an attorney fluent in English and having knowledge of and experience with the commercial law of the State of New York.

13.5	The arbitrator shall have the power to order hearings and meetings to be held in such place or places as he or she deems in the interests of reducing the total cost to the Parties of the arbitration. The arbitrator shall have the power to order equitable remedies and not just the payment of monies. The arbitrator may hear and rule on dispositive motions as part of the arbitration proceeding (e.g., motions for judgment on the pleadings, summary judgment and partial summary judgment). The arbitrator may appoint an expert only with the consent of all the parties to the arbitration. The arbitrator shall not have the power to award punitive damages.

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13.6	Any arbitration shall be final and binding on the Parties, and shall not be subject to any appeal. The award rendered by the arbitrator may be entered into any court having jurisdiction, or application may be made to such court for judicial acceptance of the award (including in the courts of the State of New York and the Kingdom of the Netherlands) and an order of enforcement, as the case may be. Such court proceeding shall disclose only the minimum amount of information concerning the arbitration as is required to obtain such acceptance or order.

13.7	Unless otherwise agreed upon between the Parties of the arbitration and the arbitrator in the Terms of Reference (as defined in the ICC Rules), the arbitrator shall apply the International Bar Association (IBA) Rules on the Taking of Evidence in International Commercial Arbitration then in effect.

13.8	The arbitrator’s fees and the administrative expenses of the arbitration shall be paid equally by the Parties. Each Party to the arbitration shall pay its own costs and expenses (including attorney’s fees) in connection with the arbitration. Such costs and expenses shall be indemnifiable subject and pursuant to Article 8, to the extent they constitute a Loss thereunder. Except as required by any Governmental Authority or to be in compliance with applicable law (including to comply with securities regulatory, stock exchange or stock market disclosure requirements), neither Party nor the arbitrator may disclose the existence, content or results of an arbitration brought pursuant to this Agreement or an Ancillary Agreement.

13.9	Notwithstanding the foregoing, this Article 13 will not preclude any Party from pursuing an action in any court of competent jurisdiction for the sole purpose of obtaining a temporary restraining order or a preliminary injunction, or any other interim or provisional relief that is necessary to protect the rights or property of that Party in circumstances in which such relief is appropriate. Any other relief will be pursued through an arbitration proceeding pursuant to this Article 13.

[SIGNATURE PAGE FOLLOWS]

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AGREED AND SIGNED ON OCTOBER 9, 2009 BY:

NXP B.V., as Seller

By:	/s/ Karl-Henrick Sundstrom
Name:	Karl-Henrick Sundstrom
Title:	EVP and Chief Financial Officer

By:	/s/ Guido Dierick
Name:	Guido Dierick
Title:	SVP and General Counsel

VIRAGE LOGIC CORPORATION, as Purchaser

By:	/s/ J. Daniel McCranie
Name:	J. Daniel McCranie
Title:	Executive Chairman

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Annex A

INTELLECTUAL PROPERTY TRANSFER AND LICENSE AGREEMENT

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Annex B

UMBRELLA TRANSITIONAL SERVICES AGREEMENT

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Annex C

TECHNOLOGY SERVICES AGREEMENT (WITH SUBCONTRACTOR ADDENDUM)

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Annex D

MASTER LICENSE AGREEMENT

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Annex E

SELLER’S WARRANTIES

1.	Incorporation, authority, corporate action

1.1	Seller and each Affiliate of Seller party to any Ancillary Agreement or delivering any Seller Document validly exists and is a company duly incorporated and registered under the laws of its jurisdiction of organization. Seller and each Affiliate of Seller party to any Ancillary Agreement or delivering any Seller Document has all necessary legal and corporate right, authority, power and capacity to own its property and assets and to carry on its business as presently conducted and is in good standing or qualified to do business in each jurisdiction where the failure to be in good standing or so qualified, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on the Operations.

1.2	Seller and each Affiliate of Seller party to any Ancillary Agreement or delivering any Seller Document has taken or will have taken by the Closing Date all corporate or other action required by it to authorise it to perform its obligations pursuant to this Agreement and the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements by Seller and each Affiliate of Seller party to any Ancillary Agreement or delivering any Seller Document and the consummation of the Transaction by Seller and such Affiliate has been duly authorized by all necessary corporate action on the part of Seller and its stockholders. This Agreement has been, and the Ancillary Agreements will be, duly executed and delivered by Seller or the Affiliate of Seller party thereto and, assuming due authorization, execution and delivery by the other parties hereto and thereto, represents or will represent the legal, valid and binding obligation of Seller or the Affiliate of Seller party thereto, enforceable against Seller or the Affiliate of Seller party thereto in accordance with its terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (2) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

2.	No conflicts

2.1	So far as Seller is aware, no steps have been taken to enforce any security interest in any Operation Assets, and no event has occurred to give the right to enforce any such security interest.

2.2

Except as set forth in Section 2.2 of the Disclosure Schedule, the execution and delivery of this Agreement and the Ancillary Agreements by Seller does not, and the consummation of the Transaction will not, (x) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, any provision of the organizational documents of Seller, (y) result in the creation of an Encumbrance on any properties or assets of Seller, or (z) conflict with, result in a material violation of or default under (with or without notice, lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or

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acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Contract, instrument, permit or Law applicable to Seller or any of its properties or assets.

2.3	No consent, approval, license, Permit, Order or authorization of, registration or filing with or declaration or notification to any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transaction.

2.4	There is no consent by any party to a Transferred Contract required in connection with the execution, delivery or performance of this Agreement or the Ancillary Agreements or the consummation of the Closing that has not been obtained and if not obtained would result in a material default under any Transferred Contract or loss of any material license, material Permit or material certification related to the Operations.

3.	Contracts

3.1	Seller has delivered or caused to be delivered to Purchaser true, correct and complete copies of each Transferred Contract, including all amendments and supplements thereto.

3.2	All Transferred Contracts are in executed written form, and Seller or one of its Affiliates has performed all of the obligations required to be performed by it and is entitled to all benefits under, and Seller or the applicable Affiliate is not in default of any provision in respect of, any Transferred Contract. Each of the Transferred Contracts is a valid and binding agreement of Seller or any applicable Affiliate and, so far as Seller is aware, the other parties thereto. There exists no material default or material event of default on the part of Seller or, so far as Seller is aware, the other parties thereto, under any Transferred Contract, other than such a default that would not result in or give rise to any Liability to Purchaser.

3.3	Seller has delivered or caused to be delivered to Purchaser true, correct and complete copies of each Transferred Contract, including all amendments and supplements thereto.

4.	Permits and Certifications.

4.1	No Permits and certifications by third Persons are required or necessary for the conduct of the Operations.

5.	Operation Assets

5.1	The assets, properties and rights described in Section 5.1 of the Disclosure Schedule (the “Retained Assets”), the Transferred Patents, Transferred IPRs, Transferred Materials, Licensed Patents, Licensed IPRs, Licensed Materials, Moveable Assets, the tools, equipment and Intellectual Property Rights that are the subject of the Transferred Contracts *** comprise the assets, properties and rights (other than commercially available software) that are ***.

5.2	Seller or its Affiliates hold good, valid and marketable title to or have valid leasehold interests in or valid contractual rights to, and Purchaser or an Affiliate of Purchaser will acquire at the Closing good valid and marketable title to, valid leasehold interests in or valid contractual rights to (as the case may be) all of the Transferred Assets, free and clear of any and all Encumbrances (other than the Encumbrances set forth on Section 5.2 of the Disclosure Schedule).

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5.3	Each item of the Moveable Assets is in good operating condition for the purpose for which it is currently being used and is free of any defects except for ordinary wear and tear and ordinary maintenance requirements, and neither Seller nor its Affiliates has received written notice that any of the Moveable Assets or its operation is in violation of any Law or Order.

5.4	Seller has no pending or outstanding grants, incentives, Liabilities or subsidies from or to any Governmental Authority in respect of the Operation Assets. No Permit is required from any Governmental Authority in connection with the execution of this Agreement or the Ancillary Agreements or the consummation of the Transaction.

6.	Employees and employee benefits

6.1	Employee information

Seller has made available to Purchaser the name, employment location, employee identification number, date of hire, current title, percentage of total work time performed for Seller that is related to the Operations, current annual salary and any bonus or commitment to pay any other amount or benefit in connection with a termination of employment or otherwise (including all remuneration payable, vacation pay or paid time off balances, recuperation pay, balances, illness pay balances, fringe benefits, balances in provident or pension funds, managers’ insurance, continuing education fund, any profit sharing commission, statutory and non-statutory severance pay, prior notice, compensation and damages rights regarding employment termination, the number of shares underlying any options or rights to acquire stock of Seller, the vesting schedule and exercise price of such rights or options, the number of shares of stock of Seller granted as compensation and the vesting schedule and value upon grant of such shares), if applicable, of all Employees with an indication whether any such Employees are on any type of leave of absence and its duration. So far as Seller is aware, no Employee has made a threat or otherwise indicated any intent to Seller or any of the officers or directors of Seller to cancel or otherwise terminate such Employee’s relationship with Seller. So far as Seller is aware, no Employees are sick or have been sick for a continuous period of four weeks.

6.2	Employee claims

Except as set forth in Section 6.2 of the Disclosure Schedule, (a) there is no unfair labor practice, charge or complaint or other proceeding by any Governmental Authority and no material unfair labor practice, charge or complaint or other proceeding by any Employee, in each case pending or, so far as Seller is aware, threatened against Seller; (b) Seller and its Affiliates are in compliance in all material respects with all Laws applicable to Seller, its Affiliates or the Operations in respect of employment and employment practices, terms, and conditions of employment, and wages and hours, and none of them have engaged in any unfair labor practices; (c) neither Seller nor any of its Affiliates is a party to, has any liability with respect to or is otherwise bound by any collective bargaining agreement that is specific for Seller or any of its Affiliates or other labor union contract applicable to Employees to remain with the Operations; (d)

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there is no labor strike, slowdown, work stoppage or lockout pending or, so far as Seller is aware, threatened, against or affecting the Operations, nor has there been any such activity since January 1, 2006; and (e) no Employee has been on sick leave for more than four weeks during the 12 months preceding the date hereof.

6.3	Termination of employment

Except as set forth in Section 6.2 of the Disclosure Schedule, Seller has not received any written notice of resignation from any Employee in the three (3) months preceding the date of this Agreement.

6.4	Employee Benefits

6.4.1 Clause 6.4.1 of the Disclosure Schedule sets forth each written or oral benefit, employment, personal services, collective bargaining, compensation, sick and leave program, deferred compensation, incentive, bonus, pension, managers’ insurance or other provident fund, medical, welfare, life insurance, incapacity insurance, continuing education fund or other similar fund, retirement benefit, dependents’ pension, government approved pension, profit sharing, incentive award, stock option, restricted stock, stock appreciation right, stock purchase, phantom equity, change in control, severance, accelerated termination or severance entitlement, vacation, time off, perquisite, retention, personnel policy, executive compensation or supplemental income arrangement and other similar agreement, plan, policy, scheme, program, arrangement, custom or practice that may provide for payment or other benefits to any Employee and is currently maintained by or on behalf of Seller or any of its Affiliates (such plans hereinafter being referred to as “Benefit Plans”). The Benefit Plans have been administered in accordance with their terms and are in compliance with applicable Laws and Contracts.

6.4.2 So far as Seller is aware, all insurance premiums or contributions and amounts required and due to be paid until (but not including) the Closing Date with respect to each Benefit Plan will have been paid in full on or prior to the Closing Date.

6.4.3 So far as Seller is aware, all required filings for all Benefit Plans have been made on time and with the appropriate Governmental Authority.

6.4.4 Neither the Seller nor any member of the Controlled Group currently has, and at no time in the past has had, an obligation to contribute to a “defined benefit plan” as defined in 29 U.S. Code Section 1002(35), a pension plan subject to the funding standards of 26 U.S. Code Section 412, a “multiemployer plan” as defined in 26 U.S. Code Section 414(f) or a “multiple employer plan” within the meaning of 26 U.S. Code Section 413(c). With respect to each group health plan benefiting any current or former employee of Seller or any member of the Controlled Group that is subject to 26 U.S. Code Section 4980B, Seller and each member of the Controlled Group has complied with the continuation coverage requirements of 26 U.S. Code Section 4980B and 29 U.S. Code Sections 1161-1169. “Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of 29 U.S. Code Section 1301(b)(1) with Seller or (ii) which together with Seller is treated as a single employer under 26 U.S. Code Section 414(t).

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6.4.5 All Benefit Plans are listed in Section 6.4.5 of the Disclosure Schedule. Copies of the following materials have been delivered or made available to Purchaser with respect to the Benefit Plans: (a) all current plan documents for such Benefit Plans or, in the case of an unwritten Benefit Plan, a written description thereof, (b) all current summary plan descriptions, summaries of material modifications, annual reports, summary annual reports, and any other notices or plan descriptions provided to participants in such Benefit Plans, (c) all current and prior trust agreements, insurance contracts, and other documents relating to the funding or payment of benefits under any of such Benefit Plans, and (d) any other documents, forms or other instruments relating to any of such Benefit Plans reasonably requested by Purchaser.

6.5	Unemployment insurance contributions

So far as Seller is aware, Seller has deducted and remitted to the appropriate Governmental Authorities all unemployment insurance contributions that it is required to deduct and remit to such Governmental Authority with respect to the Employees and Seller has made all required filings in respect thereof.

7.	Litigation

7.1	Except as set forth in Section 7.1 of the Disclosure Schedule, there are no material Proceedings pending or, so far as Seller is aware, threatened against or affecting Seller or its Affiliates relating to or affecting the Operations, the Operation Assets, the Assumed Liabilities or the Employees. There are no outstanding orders, writs, judgments, decrees, injunctions or settlements that restrict the Operations, the Operation Assets, the Assumed Liabilities or the Employees. There are no Proceedings by Seller pending, or which Seller or its Affiliates intends to initiate against any other Person, relating to or affecting the Operation Assets, the Operations or the Assumed Liabilities. There are no Proceedings pending or, so far as Seller is aware, threatened which relate to this Agreement, the Ancillary Agreements or any other document entered into in connection herewith or therewith, the Transaction or any action taken or to be taken by Seller or any of its Affiliates in connection with, or that seeks to enjoin or obtain monetary damages in respect of, the consummation of the Transaction or which would reasonably be expected to have a material adverse effect on the ability of Seller to carry out its obligations under this Agreement, the Ancillary Agreements or any other document entered into in connection herewith or therewith. So far as Seller is aware, no Order is in effect that relates to or that may affect in any material manner the Operations, the Operation Assets, the Assumed Liabilities or the Employees.

8.	Compliance with Laws; Certain Business Practices.

8.1	Seller has complied in all material respects with, is not in material violation of, and has not received, nor so far as Seller is aware is there any basis for, any notices of material violation with respect to, any Laws or Permits with respect to the conduct of the Operations, or the ownership or operation of the Operations, the Operation Assets or the Assumed Liabilities or employment of the Employees.

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9.	Intellectual Property

9.1	Section 9.1 of the Disclosure Schedule lists all Transferred Patents, Transferred IPRs, and Transferred Materials that are Registered Intellectual Property, including the jurisdictions in which each such Intellectual Property Right has been issued or registered or in which any application for such issuance and registration has been filed (“Seller Registered Intellectual Property”).

9.2	Each item of Seller Registered Intellectual Property is subsisting (or in the case of applications, applied for) and, to the knowledge of Seller, valid and enforceable (excluding any applications for issuance or registration therefor). To the knowledge of the Seller, there is no information, material, fact, or circumstance, including any information or fact that would constitute prior art, that would render any of the Seller Registered Intellectual Property invalid or unenforceable, or would prevent the granting of any Intellectual Property Right in respect to any pending application for any Seller Registered Intellectual Property, and neither Seller nor any of its Affiliates has knowingly misrepresented, or knowingly failed to disclose, and, to the knowledge of Seller, there is no misrepresentation or failure to disclose, any fact or circumstance in any application for any Seller Registered Intellectual Property that would constitute fraud or a misrepresentation with respect to such application or that would otherwise affect the validity or enforceability of any such Seller Registered Intellectual Property, valid and enforceable.

9.3	Seller exclusively owns and has a valid right to assign to Purchaser all right, title and interest in and to the Transferred Patents, Transferred IPRs and Transferred Materials, and, except as set forth in Section 9.3 of the Disclosure Schedule, Seller has the right to grant all of the rights and licenses granted to Purchaser and its Affiliates under the Intellectual Property Transfer and License Agreement. Immediately prior to the Closing, all Transferred Patents, Transferred IPRs and Transferred Materials will be fully transferable, alienable and licensable by Seller without restriction and without payment of any kind to any other Person, in each case subject to non-exclusive licenses, restrictions imposed by applicable Law and requirements under applicable Law to file documents with and pay fees to patent, trademark, copyright and other governmental or intellectual property registration offices or other Governmental Authority.

9.4	Except as disclosed in Section 9.4 of the Disclosure Schedule, (a) since ***, neither Seller nor any of its Affiliates has entered into any *** that includes a *** and (b) to the knowledge of Seller, no such agreement, and no obligations under any such agreement, has been *** by *** to Seller prior to or as of ***, in the case of both clause (a) and clause (b) that provides for a *** of any of the *** to any Person ***.

9.5	Seller and its Affiliates have taken reasonable steps to protect and preserve the confidentiality of all trade secrets and other confidential information included in the Operation Assets that is material to the Operations, and, to the knowledge of Seller, there are and have been no unauthorized uses or disclosures of any such trade secrets or confidential information by any Person. Without limiting the generality of the foregoing, each of Seller and its Affiliates has, and enforces, a policy requiring each of its employees and consultants with access to any trade secrets or other confidential information included in the Transferred Patents, Transferred IPRs and Transferred Materials to execute confidentiality, Intellectual Property Rights and invention assignment agreements substantially in Seller’s or such Affiliate’s standard form, and except as set forth in Section 9.5 of the Disclosure Schedule, all Employees have executed such an agreement in substantially such standard form.

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9.6	Except as disclosed in Section 9.6 of the Disclosure Schedule, (i) *** in the operation of the Operations as conducted by Seller immediately prior to Closing infringes or misappropriates the Intellectual Property Rights of any Person; (ii) none of the Transferred Patents, Transferred IPRs or Transferred Materials is subject to any Proceeding, and no Proceeding has been instituted or is pending or, to the knowledge of Seller threatened, in each case concerning the ownership, validity, registrability or enforceability thereof (other than in connection with pending applications); (iii) *** no infringement or misappropriation of any of the *** other than such infringements or misappropriations *** and (iv) none of the Transferred Patents, Transferred IPRs or Transferred Materials is subject to any Proceeding or outstanding decree, order, judgment or settlement agreement or stipulation that restricts in any material manner the use, transfer or licensing thereof by Seller or any of its Affiliates or may reasonably be expected to affect the validity, practice, use or enforceability of such Transferred Patents, Transferred IPRs or Transferred Materials.

9.7	Except as set forth in Section 9.7 of the Disclosure Schedule, there are no *** of the *** that are owned by a third party.

9.8	To the knowledge of Seller, except as set forth in Section 9.8 of the Disclosure Schedule, Seller has not (i) incorporated Open Source Materials into, or combined Open Source Materials with, the Transferred IPRs or Transferred Materials; (ii) distributed Open Source Materials in conjunction with the distribution of any Transferred IPRs or Transferred Materials; or (iii) used Open Source Materials, in such a way that, with respect to (i) or (ii), requires any of the Transferred Software to be (A) disclosed or distributed in source code form, (B) licensed for the purpose of making derivative works, or (C) redistributable at no charge. “Open Source Materials” means all software or other material that is licensed under the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), the Apache License, or any open source license listed at www.opensource.org as of the date hereof.

10.	Investment Representations

10.1	Experience; Risk. Seller has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of the receipt of the Shares and of protecting its interests in connection herewith. Seller is able to fend for itself in the Transaction and has the ability to bear the economic risk of this investment, including complete loss of the investment.

10.2

Investment. Seller is acquiring the Shares for investment for its own account, not as a nominee or agent, and not with a view to, or for resale in connection with, any distribution thereof, and has no present intention of selling, granting any participation in, or otherwise distributing the same except a distribution to its stockholders pursuant to the winding down of Seller’s operations. Seller understands that the Shares have not been registered under the Securities Act of 1933, 15 United States Code §§ 77a, et seq. (the “Securities Act”), by reason of a specific exemption

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from the registration provisions of the Securities Act which depends upon, among other things, the bona fide nature of the investment intent and the accuracy of Seller’s representations as expressed herein.

10.3	Accredited Investor. Seller is an “accredited investor” within the meaning of Regulation D, Rule 501(a), promulgated by the Securities and Exchange Commission of the United States (the “SEC”).

10.4	Residency and Foreign Interest. The principal place of business of Seller is correctly set forth in the preamble hereto.

10.5	Restricted Securities; Rule 144. Seller understands that the Shares are characterized as “restricted securities” under the United States federal securities laws inasmuch as they are being acquired from Purchaser in a transaction not involving a public offering and that under such laws and applicable regulations the Shares may be resold without registration under the Securities Act only in certain limited circumstances. Seller acknowledges that the Shares must be held indefinitely unless subsequently registered under the Securities Act or an exemption from such registration is available. Seller is aware of the provisions of Rule 144 promulgated under the Securities Act which permit limited resale of shares purchased in a private placement subject to the satisfaction of certain conditions.

10.6	Legends. Seller understands and agrees that each certificate representing the Shares, any securities issued in respect thereof or exchange therefor shall bear a legend in the following forms (in addition to the legend set forth in Annex K and any other legend required under applicable state securities laws):

“THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR UNLESS BUYER RECEIVES AN OPINION OF COUNSEL REASONABLY ACCEPTABLE TO IT STATING THAT SUCH SALE OR TRANSFER IS EXEMPT FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT. COPIES OF THE AGREEMENT COVERING THE PURCHASE OF THESE SHARES AND RESTRICTING THEIR TRANSFER MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF THE CORPORATION AT THE PRINCIPAL EXECUTIVE OFFICES OF THE CORPORATION.”

11.	Tax

11.1	With respect to the Operations and the Operation Assets, the Seller has not entered into any arrangement with any Tax Authority (including but not limited to “rulings”) and is not subject to a special regime with regard to Taxes.

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Annex F

CLOSING ACTIONS

1	Purchaser’s obligations

On the Closing Date, Purchaser shall deliver or cause to be delivered to Seller the following:

(a)	the Shares, in the amount and the manner provided in clause 3.1.1;

(b)	the Closing Payment, in the amount and the manner provided in clause 3.1.2;

(c)	a copy of the resolutions of the Board of Directors (or equivalent body) of Purchaser authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements;

(d)	a certificate to the effect set forth in clauses 5.1.1, 5.1.2 and 5.1.7, dated the Closing Date, signed on behalf of Purchaser by an authorized executive officer thereof;

(e)	a counterpart of the Umbrella Transitional Services Agreement, executed by Purchaser or one of its Affiliates;

(f)	a counterpart of the Intellectual Property Transfer and License Agreement, executed by Purchaser or one of its Affiliates;

(g)	a counterpart of each of the Local Transfer Agreements, each executed by Purchaser or one of its Affiliates that is a party thereto;

(h)	a counterpart of the Technology Services Agreement, executed by Purchaser or one of its Affiliates;

(i)	a counterpart of the Master License Agreement, executed by Purchaser or one of its Affiliates; and

(j)	such further instruments and documents as may be required and requested by Seller before the Closing Date to be delivered by Purchaser pursuant to the terms of this Agreement in connection with the closing of the Transaction or to complete the assumption by Purchaser or any of its Affiliates of the Assumed Liabilities.

2	Seller’s obligations

At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following:

(a)	the Operation Assets;

(b)	the Transferred Materials;

(c)	the Employee Information in format, structure and media reasonably requested by Purchaser and agreed by Seller;

(d)	a copy of the resolutions of the Board of Directors (or equivalent body) of Seller authorizing the execution, delivery and performance of this Agreement and the Ancillary Agreements;

(e)	a receipt for the Shares, duly executed by Seller;

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(f)	a receipt for the Closing Payment, duly executed by Seller;

(g)	the certificate to the effect set forth in clauses 5.2.1, 5.2.2, 5.2.6 and 5.2.9, dated the Closing Date, signed on behalf of Seller by an appropriate officer;

(h)	the consents and agreement described in Schedule 7;

(i)	a counterpart of the Umbrella Transitional Services Agreement, including Schedule 1 thereto prepared in accordance with Schedule 6 and as otherwise mutually agreed by the Parties, executed by Seller;

(j)	a counterpart of the Intellectual Property Transfer and License Agreement, executed by Seller;

(k)	a counterpart of each Local Transfer Agreement, executed by Seller or one of its Affiliates;

(l)	the Seller Registered Intellectual Property Assignments, executed by Seller;

(m)	a counterpart of the Technology Services Agreement, executed by Seller;

(n)	a counterpart of the Master License Agreement, executed by Seller;

(o)	a U.S. Internal Revenue Service Form W-8BEN pursuant to clause 6.3.2 of the Intellectual Property Transfer and License Agreement; and

(p)	such further instruments and documents as may be reasonably required and requested by Purchaser before the Closing Date to be delivered by Seller pursuant to the terms of this Agreement in connection with the closing of the Transaction or to complete the transfer of the Operation Assets and the Employees to Purchaser, including good, sufficient instruments of assignment with respect to the Transferred Patents, Transferred IPRs and Transferred Materials in recordable form and endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment necessary or appropriate to vest in Purchaser all right, title and interest in, to and under the Operation Assets, including the Transferred Patents, Transferred IPRs and Transferred Materials.

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Annex G

LOCAL TRANSFER AGREEMENTS

1.	The Netherlands

2.	United States of America (assignment and assumption agreement and bill of sale)

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Annex H

PURCHASER’S WARRANTIES

1.	Incorporation, authority, corporate action

1.1	Purchaser and each Affiliate of Purchaser party to any Ancillary Agreement or delivering any Purchaser Document validly exists and is a company duly incorporated and registered under the laws of its jurisdiction of organization. Purchaser and each Affiliate of Purchaser party to any Ancillary Agreement or delivering any Purchaser Document has all necessary legal and corporate right, authority, power and capacity to own its property and assets and to carry on its business as presently conducted and is in good standing or qualified to do business in each jurisdiction where the failure to be in good standing or so qualified, individually or in the aggregate with any such other failures, would reasonably be expected to have a Material Adverse Effect on Purchaser.

1.2	Purchaser and each Affiliate of Purchaser party to any Ancillary Agreement or delivering any Purchaser Document has taken or will have taken by the Closing Date all corporate or other action required by it to authorise it to perform its obligations pursuant to this Agreement and the Ancillary Agreements. The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser and each Affiliate of Purchaser party to any Ancillary Agreement or delivering any Purchaser Document and the consummation of the Transaction has been duly authorized by all necessary corporate action on the part of Purchaser and its stockholders. This Agreement has been, and the Ancillary Agreements will be, duly executed and delivered by Purchaser or the Affiliate of Purchaser party thereto and, assuming due authorization, execution and delivery by the other parties hereto and thereto, represents or will represent the legal, valid and binding obligation of Purchaser or the Affiliate of Purchaser party thereto, enforceable against Purchaser or the Affiliate of Purchaser party thereto in accordance with its terms, subject to the effect of (1) applicable bankruptcy, insolvency, reorganization, moratorium and other similar Laws now and hereunder in effect relating to the rights of creditors generally and (2) rules of law and equity governing specific performance, injunctive relief and other equitable remedies.

2.	No conflicts

2.1	The execution and delivery of this Agreement and the Ancillary Agreements by Purchaser does not, and the consummation of the Transaction will not, (x) conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any benefit under, or require any consent, approval or waiver from any Person in accordance with, any provision of the organizational documents of Purchaser, (y) result in the creation of an Encumbrance on any properties or assets of Purchaser, or (z) conflict with, result in a material violation of or default under (with or without notice, lapse of time, or both), or give rise to a right of termination, cancellation, renegotiation, modification or acceleration of any obligation or loss or modification of any benefit under, or require consent, approval or waiver from any Person in accordance with any Contract, instrument, permit or Law applicable to Purchaser or any of its properties or assets.

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2.2	No consent, approval, license, Permit, Order or authorization of, registration or filing with or declaration or notification to any Governmental Authority is required by or with respect to Purchaser in connection with the execution and delivery of this Agreement or the Ancillary Agreements or the consummation of the Transaction.

3.	SEC Reports; Financial Statements.

3.1	Purchaser has filed or furnished all forms, reports and documents required to be filed or furnished by Purchaser with the SEC since July 1, 2008. All such required forms, reports and documents (including those that Purchaser may file subsequent to the date hereof and before the Closing Date) are referred to herein as the “Purchaser SEC Reports.” As of the time of their respective filing or furnishing, the Purchaser SEC Reports (i) were or will be prepared in accordance with and complied or will comply in all material respects with the requirements of the Securities Act or the Securities Exchange Act of 1934, 15 United States Code §§ 78a et seq. (the “Exchange Act”), as the case may be, and the rules and regulations of the SEC thereunder applicable to such Purchaser SEC Reports, and (ii) did not or will not (or if amended or superseded by a filing prior to the date hereof, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

3.2	Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in any Purchaser SEC Reports (the “Purchaser Financials”), (i) complied or will comply in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) was or will be prepared in accordance with U.S. GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto or, in the case of unaudited interim financial statements, as may be permitted by the SEC on Forms 10-Q, 8-K or any successor form under the Exchange Act) and (iii) fairly presents or will fairly present in all material respects the consolidated financial position of Purchaser and its Subsidiaries as at the respective dates thereof and the consolidated results of Purchaser’ operations and cash flows for the periods indicated, except that the unaudited interim financial statements may contain condensed footnotes in accordance with Article 10 of the SEC’s Regulation S-X and were or are subject to recurring year-end adjustments.

3.3	Purchaser and its Subsidiaries maintain a system of internal accounting controls sufficient to provide reasonable assurance that (i) all transactions are executed in accordance with management’s general or specific authorizations, (ii) all transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability, (iii) access to properties and assets is permitted only in accordance with management’s general or specific authorization, and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any material differences.

4.	Purchaser Stock. The Shares will be, when issued in accordance with the terms hereof, duly authorized, validly issued, fully paid and nonassessable and not subject to any preemptive or similar rights except as provided in Annex K.

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5.	Purchaser Capitalization.

5.1	As of August 31, 2009, the authorized capital stock of Purchaser consisted of 150,000,000 shares of Purchaser Common Stock, of which there were 23,096,293 shares issued and outstanding, and 25,000,000 shares of preferred stock, par value $0.001 per share, of which there are no shares issued or outstanding. All outstanding shares of Purchaser Common Stock issued and outstanding as of August 31, 2009 were duly authorized, validly issued, fully paid and nonassessable. There is no Liability for dividends accrued and unpaid by Purchaser.

5.2	As of August 31, 2009, Purchaser has no shares of Purchaser Common Stock reserved for issuance, other than 5,964,545 shares of Purchaser Common Stock reserved for issuance pursuant to Purchaser’s 2001 Incentive and Non-statutory Stock Option Plan, 2002 Equity Incentive Plan and 1997 Equity Incentive Plan (the “Purchaser Option Plans”). As of August 31, 2009, (i) a total of 3,621,054 shares of Purchaser Common Stock are subject to outstanding options to purchase Purchaser Common Stock granted under the Purchaser Option Plans (“Purchaser Options”) and (ii) a total of 741,706 shares of Purchaser Common Stock are subject to outstanding restricted stock units granted under the Purchaser Option Plans (“Purchaser Restricted Stock Units”). As of August 31, 2009, a total of 1,601,785 shares of Purchaser Common Stock are reserved for future grant and issuance under the Purchaser Option Plans (excluding shares subject to outstanding Purchaser Options and Purchaser Restricted Stock Units). As of August 31, 2009, except for the issued and outstanding Purchaser Options, Purchaser Restricted Stock Units and Non Plan Options, described in the previous sentence, there are no other equity or ownership interests in Purchaser, stock appreciation rights, options, warrants, calls, rights, commitments, conversion privileges or preemptive or other rights or Contracts outstanding to purchase or otherwise acquire any shares of the capital stock of Purchaser or any securities or debt convertible into or exchangeable for any capital stock of Purchaser or obligating Purchaser to grant, extend or enter into any such option, warrant, call, right, commitment, conversion privilege or preemptive or other right or Contract.

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Annex I

VAT; Transfer Taxes

1	VAT: Records

(a)	Seller shall have the right to obtain (or to procure that the relevant Affiliate of Seller obtains) a direction from the relevant Tax Authority for the retention and preservation by it of any VAT records relating to its period of ownership of the Operations and the Operation Assets and where such directions are obtained Seller shall preserve any such records in such a manner and for such period as may be required by applicable Law and will allow Purchaser, upon Purchaser’s giving reasonable notice, reasonable access to and copies of such records where reasonably required by Purchaser for Taxation purposes.

(b)	If no such direction is obtained and any documents are required by Law to be preserved by Purchaser, Seller shall, as soon as reasonably practicable, deliver such documents to Purchaser.

2	VAT: Exemption - advance certainty

(a)	Seller shall and Purchaser shall use all reasonable efforts (including, for the avoidance of doubt, the making of an election or application in respect of VAT to any applicable Tax Authority or entering into a written agreement) to secure that the sale of the Operations and the Operation Assets so far as carried on in the European Union is treated as neither a supply of goods nor a supply of services for the purposes of the Law governing VAT in the relevant member state (lidstaadt). Purchaser shall warrant that its Affiliate incorporated or organized within the European Union and acquiring any Operation Assets in the European Union is at the Closing a taxable person for VAT purposes in the relevant member state and agrees that such Affiliate will use the assets acquired in carrying on the same kind of business, whether or not as part of its existing business, as Seller.

(b)	Seller shall have the right to obtain advance certainty by way of one or more advance tax rulings from the relevant Tax Authorities as to whether the sale of the Operations and the Operation Assets so far as carried on in the relevant country should be treated as neither a supply of goods nor a supply of services for the purposes of the Law governing VAT in that member state and to charge (or not to charge) VAT to Purchaser in accordance with that advance tax ruling. Seller shall not be obliged to challenge that advance tax ruling. If Purchaser wishes to challenge any advance tax ruling, it may do so at its own cost, but any such challenge shall not affect the date on which VAT must be paid by Purchaser or an Affiliate of the Purchaser to Seller.

3	VAT: Purchaser’s responsibility

(a)

If at any date after the Closing any Tax Authority indicates that any sale carried out pursuant to this Agreement will be treated as a supply of goods or a supply of services for VAT purposes, or does not qualify for relief or exemption from VAT or is

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otherwise chargeable to VAT, such VAT and any related interest or penalties thereon, against production by the Seller or its relevant Affiliate of the relevant Tax assessment or equivalent document, shall be borne by the Purchaser.

4	Transfer Taxes

(a)	The Parties shall bear equally any transfer or gains, consumption, stock transfer, stamp duties, registration tax, real estate transfer tax and any similar Taxes, duties, registration charges or other like charges or fees which become payable in connection with the Transactions (including penalties and interest thereon, “Transfer Taxes”) regardless of the Person liable for such Transfer Taxes under applicable Law. The Party primarily responsible under applicable Law for the filing of any Tax Return in respect of Transfer Taxes shall be responsible for the timely filing of such Tax Return and payment of the related Transfer Tax, and one half of the amount of such Transfer Taxes shall be paid by the other Party to the paying Party at least three Business Days prior to the due date (including any extensions that have been obtained) of such returns. The Parties shall reasonably cooperate to enable the timely filing of such Tax Returns.

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Annex J

EMPLOYEES

1	Employees

(a)	Subject to Closing, the following provisions shall apply to all Employees:

(A)	In respect of all Employees other than the Automatic Transfer Employees, Purchaser shall, with effect from the moment after the Closing Date:

(1)	provide each such Employee with a salary no less favourable to such Employee than the salary paid by Seller or its Affiliates as of the date hereof;

(2)	provide him or her with bonus opportunities, incentive compensation opportunities and employee benefits no less favorable to him or her than the employee benefits generally provided by Purchaser or its Affiliates to employees of Purchaser or its Affiliates in the country that is his or her principal place of employment who are similarly situated to him or her in title, rank, tenure and job duties; and

(3)	count his or her period of continuous service with Seller or its predecessor(s) as continuous service with Purchaser.

(B)	In respect of all Automatic Transfer Employees, Purchaser shall, with effect from the moment after the Closing Date:

(1)	employ, on terms as to the capacity and place in which such Employee will be employed and as to other terms and conditions of his or her employment which, when considered overall, are no less favourable than the terms and conditions of his or her employment immediately prior to the Closing Date; and

(2)	count his or her period of continuous service with Seller or its predecessor(s) as continuous service with Purchaser.

(C)	Purchaser shall annotate the personnel and other employment records of each Employee, and notify benefit providers and other relevant agencies and organisations of its employment of the Employees on the terms set out in subclause (A), as required by the Law and practice.

(D)

Should any Automatic Transfer Employee object to the transfer of his employment from Seller to Purchaser, Seller shall make an effort to still effect the transfer of such Automatic Transfer Employee to Purchaser, who shall cooperate with such effort. If Seller is not able to effect the transfer to Purchaser of the employment of an Automatic Transfer Employee due to refusal of such Automatic Transfer Employee, the Parties shall cooperate and take all actions that required to procure that

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such Automatic Transfer Employee’s employment terminates by operation of Law. Seller will not enter into a new employment agreement with or employ such Automatic Transfer Employee within two years after the effectiveness of the termination of such Automatic Transfer Employee’s employment with Seller.

2	Offers of employment and further provisions regarding Employees

(a)	As soon as practical after the date hereof, Purchaser shall, or shall cause an Affiliate of it to, offer employment, effective upon the Closing, to each Employee, other than Automatic Transfer Employees, who is on the employment rolls of Seller or an Affiliate of Seller immediately prior to the Closing Date and is actively employed on such date or is absent from employment due to authorized absence or temporary illness not reasonably expected to exceed five days (the “Current Employees”). All such offers of employment shall provide for employment with Purchaser or an Affiliate of Purchaser to commence immediately upon the Closing. Based on the information provided by Seller to Purchaser as of the date hereof, Purchaser currently believes that the benefits it or its Affiliates will provide to the Current Employees upon the Closing will be comparable in all material respects to the benefits currently provided to such persons by Seller or its Affiliates.

(b)	Seller hereby agrees to use its reasonable efforts to assist Purchaser in making offers to and hiring the Current Employees, including terminating as of the Closing Date the employment of the Current Employees with Seller or its Affiliate in accordance with applicable Law and the terms of the Current Employees’ employment with Seller or its Affiliate. In addition, Seller will use reasonable efforts to encourage each of the Current Employees to accept employment with Purchaser on the terms provided and, if applicable, to consent to the transfer of such Current Employees’ employment relationships to Purchaser upon and subject to the Closing. Without limiting the generality of the foregoing, Seller agrees to use reasonable efforts after the date hereof to afford Purchaser reasonable opportunities during regular business hours to review the Employee Information of the Employees, to interview Employees to discuss with them or their representatives terms and conditions of employment with Purchaser as of the Closing Date and to distribute to such Employees forms and documents relating to employment with Purchaser. Seller shall not take any action that would impede, hinder, interfere or otherwise compete with Purchaser’s effort to hire any Current Employees.

(c)	Seller and Purchaser shall where and to the extent required by Law or custom inform and consult with employees, trade unions, works councils or other employee representatives regarding the Transaction and/or regarding the offers of employment to be made pursuant to this Annex J and shall fulfil any obligations to notify any statutory or other authority whatsoever about the Transaction. Seller shall keep Purchaser updated on status of the consultation processes relating to the Transaction and shall provide Purchaser promptly with copies of all formal correspondence sent or received by Seller and minutes of meetings of representatives of Seller with trade unions and works councils regarding the Transaction from the date hereof.

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(d)	Seller and Purchaser shall give each other such assistance as either may reasonably require in contesting any claim by any Employee resulting from or in connection with this Agreement.

3	No third party beneficiaries

(a)	No provision in this Annex J or the Agreement shall (a) create any third-party beneficiary or other rights in any employee or former employee (including any beneficiary or dependent thereof) of Seller or its Affiliates or any other Person other than the Parties and their respective successors and permitted assigns, (b) constitute or create an employment agreement or (c) constitute or be deemed to constitute an amendment to any Benefit Plan or any employee benefit plan sponsored or maintained by the Purchaser or its Affiliates.

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Annex K

RESTRICTIONS ON SHARES; REPURCHASE OPTION

1	RESTRICTIONS ON SHARES

1.1	During the period specified in Section 1.3 of Annex K (the “Lock-up Period”), Seller shall not sell, contract to sell, exchange, transfer, pledge, distribute or otherwise dispose of, directly or indirectly (collectively, “Transfer”), the Shares (the “Restricted Shares”); provided, however, that, subject to Section 1.2 of Annex K, Seller may at any time and from time to time Transfer all or any part of the Restricted Shares (1) pursuant to any Approved Transaction in which stockholders of Purchaser are offered, permitted or required to participate as holders of any of Purchaser’s equity securities, (2) pursuant to Article 2 of Annex K; (3) to an Affiliate of Seller or (4) as a pledge of its assets pursuant to a bona fide financing transaction or in any bona fide execution against such pledge by the secured party; further provided, however, that any transfer or pledge of Restricted Shares under the foregoing subclauses (3) and (4) shall be subject to the execution and delivery to Purchaser by the transferee or pledgee before such transfer or pledge of an agreement providing that the transferee or pledgee (if the pledgee executes against such pledge) agrees to be bound in writing by the restrictions set forth in this Annex K as if such transferee or pledgee (if the pledgee executes against such pledge) were Seller and the Restricted Shares so transferred or pledged shall continue to be Restricted Shares for the purposes hereof. The term “Transfer” includes a transaction that has the same economic effect as a sale, including any swap, hedge or other arrangement that transfers, in whole or in part, the economic consequences of ownership of any Restricted Shares, whether or not settled by delivery of Restricted Shares or other securities. “Approved Transaction” means any tender offer, exchange offer, merger, sale of Purchaser, reclassification, reorganization, recapitalization or other transaction that has been approved or recommended by the Board of Directors of Purchaser.

1.2	Notwithstanding any other provision hereof, during the Lock-up Period Seller shall not Transfer any Restricted Shares except pursuant to subclause (1) of Section 1.1 of Annex K if the number of Restricted Shares remaining after the Transfer is less than the number of Restricted Shares that remain subject to repurchase under Article 2 of Annex K.

1.3

The Lock-up Period shall begin on the Closing Date and continue until thirty (30) months after the Closing Date. Subject to Section 1.2 of Annex K, during the Lock-up Period, 100,000 Restricted Shares shall be released from the Lock-up and cease to be Restricted Shares on the first day of the 16 calendar months after the date that is six months after the Closing Date and 66,667 Restricted Shares shall be released from the Lock-up and cease to be Restricted Shares on the first day of the 17th calendar month after the date that is six months after the Closing Date; provided, however, that in no event shall Seller in any 30-day period Transfer a number of Shares that is more than the greater of (a) 250,000 Shares and (b) the number of Shares that is ten times the average daily trading volume of the

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Shares on the U.S. national securities exchange on which Purchaser Common Stock is traded for the 60 daily trading sessions immediately before the date of Seller’s proposed sale. On the day after the day that is thirty (30) months after the Closing Date, any remaining Restricted Shares shall be released from the Lock-up and cease to be Restricted Shares.

1.4	Notwithstanding Sections 1.1 and 1.3 of Annex K but subject to Section 1.2 of Annex K, if Seller proposes to sell at least 250,000 Restricted Shares for cash in a block transaction not cleared through a securities exchange to a Person (a “Proposed Buyer”) other than a Person set forth on Schedule 4 (such Persons, “Ineligible Buyers”), Seller shall give Purchaser notice (an “Excluded Sale Notice”) of its intent to complete such a sale, the number of Restricted Shares proposed to be sold (the “Offered Shares”) and the price at which such Restricted Shares are proposed to be sold (the “Proposed Price”). Notwithstanding any other provision hereof, during the Lock-up Period Seller shall not sell any Restricted Shares to any Ineligible Buyer.

1.4.1	For the 15-day period from the date of the Excluded Sale Notice, Purchaser shall have the opportunity to arrange a block transaction providing for the sale for cash of all of the Offered Shares to a Person other than the Proposed Buyer (an “Alternative Buyer”) for at least the Proposed Price and otherwise on terms and conditions at least as favourable as those proposed in the Excluded Sale Notice (a “Alternative Sale Proposal”). Purchaser shall give prompt notice to Seller during such 15-day period of any Alternative Sale Proposal, and Seller, notwithstanding Sections 1.1 and 1.3 of Annex K, shall sell the Offered Shares to the Alternative Buyer on the terms described in the Alternative Sale Proposal.

1.4.2	If the 15-day period described in clause 1.4.1 of Annex K shall have elapsed and Purchaser shall not have given notice of an Alternative Sale Proposal, Seller may consummate the sale of Restricted Shares described in the Excluded Sale Notice, provided that such sale is consummated within 60 days from the date of the relevant Excluded Sale Notice.

1.4.3	Any sale of Restricted Shares under clause 1.4.2 of Annex K shall be subject to the execution and delivery to Purchaser by the Proposed Buyer of an agreement providing that it agrees before such sale to be bound in writing by the restrictions set forth in this Annex K as if such buyer were Seller, and such sold Restricted Shares shall continue to be Restricted Shares for the purposes hereof; provided, however, that notwithstanding Section 1.3 of Annex K, Proposed Buyers acquiring Restricted Shares pursuant to this Section 1.4 of Annex K shall be permitted to Transfer in the aggregate up to 300,000 Shares in any 30-day period.

1.5	The Lock-up release and volume limitation provisions of Section 1.3 of Annex K and the repurchase rights of Purchaser under Article 2 of Annex K shall apply to all Restricted Shares regardless of whether they are held by Seller or any buyer, transferee or pledgee permitted pursuant to subclauses (3) or (4) of Section 1.1 or clause 1.4.2 of Annex K, and Seller shall indemnify and hold Purchaser harmless against any liability or Loss arising from any dispute between Seller and any such buyer, transferee or pledgee arising from or relating to such release, volume limitation and repurchase rights provisions.

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1.6	Seller shall offer, sell, contract to sell, exchange, transfer, pledge, distribute or otherwise dispose of any of the Shares, including any Restricted Shares that are released from the Lock-up, only in a transaction that is registered under or is exempt from or not subject to the registration requirements of the Securities Act (including the provisions of Rule 144 thereunder). In connection with any proposed transaction that is not registered under the Securities Act and not in accordance with Rule 144, Seller shall, at the reasonable request of Purchaser, cause counsel representing Seller, reasonably satisfactory to Purchaser, to deliver to Purchaser a written opinion in form reasonably satisfactory to Purchaser that no registration under the Securities Act is required in connection with the proposed transaction.

1.7	Seller agrees that Purchaser may issue appropriate “stop transfer” certificates or instructions in order to ensure compliance with this Article 1 of Annex K.

2	REPURCHASE OPTION

2.1	Notwithstanding any other provision hereof, Purchaser shall have an irrevocable option to purchase Shares from Seller or any buyer, transferee or pledgee permitted pursuant to subclauses (3) or (4) of Section 1.1 of Annex K from time to time during the Lock-up Period (any such purchase, a “Repurchase”). The aggregate number of Shares Repurchased shall not exceed 833,333. For Repurchases on a Repurchase Date (as defined below) that is before or on the first anniversary of the Closing Date, the per Share price at which Shares are repurchased shall be 115% of the average closing price of Purchaser Common Stock on the Nasdaq Global Market (or other securities exchange on which Purchaser Common Stock is primarily traded) on the ten trading days ending the trading day before the Closing Date (such average, the “Reference Price”). For Repurchases on a Repurchase Date that is after the first anniversary and before or on the second anniversary of the Closing Date, the per Share price at which Shares are repurchased shall be 130% of the Reference Price. For Repurchases on a Repurchase Date that is after the second anniversary and before or on the third anniversary of the Closing Date, the per Share price at which Shares are repurchased shall be 145% of the Reference Price.

2.2	Before any Repurchase of Shares, Purchaser shall provide Seller with written notice (a “Repurchase Notice”) not less than ten Business Days before the proposed date of the Repurchase (the “Repurchase Date”). The Repurchase Notice shall state that the Purchaser is exercising its option to Repurchase Shares pursuant to this Article 2 of Annex K and shall set forth (a) the number of Shares to be purchased in the Repurchase (the “Repurchased Shares”), (b) the aggregate amount in cash to be paid by Purchaser for such Shares pursuant to Section 2.1 of Annex K (the “Repurchase Price”), (c) the Repurchase Date and (d) the address for delivery of any certificates representing, and any other instrument reasonably satisfactory to Purchaser evidencing the transfer of, the Shares to be Repurchased by Purchaser.

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2.3	On the Repurchase Date, Purchaser shall deliver to Seller the Repurchase Price by wire transfer of immediately available funds to a bank account that is specified in a written notice to Purchaser from Seller at least three Business Days prior to the Repurchase Date.

2.4	On the Repurchase Date, Seller shall deliver to Purchaser Shares in the aggregate equal in number to the number of Repurchased Shares, free and clear of any Encumbrances, by delivering to Purchaser in the manner and at the address indicated in the Repurchase Notice, (a) if the Shares are certificated, certificates for the Shares, duly endorsed for transfer with signatures guaranteed, or (b) if the Shares are not certificated, an instrument or instruments reasonably satisfactory to Purchaser evidencing the transfer of the Repurchased Shares to Purchaser.

3	OTHER PROVISIONS

3.1	Seller agrees that a legend reading substantially as follows may be placed on all certificates representing Restricted Shares. At any time following the release of any Restricted Shares from the Lock-up in accordance with Section 1.3 of Annex K and upon the request of the holders thereof, Purchaser shall, upon surrender of any certificates representing such released shares, cause such certificates to be cancelled and new certificates representing such released shares to be issued without such legend.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER AND REPURCHASE RIGHTS PURSUANT TO ANNEX K OF AN ASSET PURCHASE AGREEMENT BY AND BETWEEN THE ISSUER AND THE ORIGINAL HOLDER OF THIS CERTIFICATE (“ANNEX K”), A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE ISSUER, AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED OF EXCEPT AS SET FORTH IN ANNEX K.

(b)	In the event of any stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, merger, consolidation or other like change with respect to the Shares occurring after the Closing, all references in this Agreement to specified numbers of Shares and any per-Share amount shall be equitably adjusted to the extent necessary to provide the parties the same economic effect as contemplated by this Agreement prior to such stock split, reverse stock split, stock dividend, reorganization, reclassification, combination, recapitalization, merger, consolidation or other like change, and Articles 1 and 2 of Annex K shall apply to any and all shares of Purchaser Common Stock or any other security evidencing ownership interests in any successor of Purchaser that may be issued in any such transaction.

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